As filed with the Securities and Exchange Commission on February 18, 2004
Registration No. 333-112858

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Aspect Communications Corporation

(Exact Name of Registrant as specified in its charter)

California	94-2974062
(State of incorporation)	(I.R.S. Employer Identification No.)

1320 Ridder Park Drive

San Jose, California 95131-2312
(408) 325-2200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gary E. Barnett

President and Chief Executive Officer
Aspect Communications Corporation
1320 Ridder Park Drive
San Jose, California 95131-2312
(408) 325-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon E. Gavenman Heller Ehrman White & McAuliffe LLP 2775 Sand Hill Road Menlo Park, California 94025 (650) 854-4488	Alan F. Denenberg Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5610

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be registered	Registered (2)	Per Unit (3)	Price (3)	Fee (4)

Common Stock, par value $0.01(1)	13,800,000	$18.69	$257,922,000	$32,678.72

(1)	Each share of the registrants’ common stock being registered hereunder, if issued prior to the termination by the registrant of its preferred share rights agreement, includes Series A Participating Preferred Stock purchase rights. Prior to the occurrence of certain events, the Series A Participating Preferred Stock purchase rights will not be exercisable or evidenced separately from the registrant’s common stock and have no value except as reflected in the market price of the shares to which they are attached.

(2)	Includes 1,800,000 shares of Common Stock issuable upon exercise of the Underwriters’ over-allotment option.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on February 10, 2004.

(4)	Fee previously paid in connection with the initial filing on February 13, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 18, 2004

12,000,000 Shares

Aspect Communications Corporation
Common Stock

     We are offering 2,700,000 shares of our common stock and the selling shareholders are offering 9,300,000 shares of our common stock. We will receive no part of the proceeds from the sale of the shares by the selling shareholders.

     Our common stock is traded on The Nasdaq National Market under the symbol “ASPT”. The last reported sales price of our common stock on The Nasdaq National Market on February 17, 2004 was $18.37 per share.

     One of the selling shareholders has granted the underwriters a 30-day option to purchase up to an additional 1,800,000 shares of common stock on the same terms as set forth above to cover over-allotments, if any.

     Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Aspect	$	$
Proceeds, before expenses, to selling shareholders	$	$

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	UBS Investment Bank

Banc of America Securities LLC	Thomas Weisel Partners LLC

Kaufman Bros., L.P.

The date of this Prospectus is                               .

     Inside front cover art will consist of the Aspect logo in the center of the page, surrounded by screenshots of Aspect software with descriptive captions and pictures of contact center agents. The background is a stylized graphic showing a contact center agent and a globe. At the top of the page, text reads “Aspect is a leading provider of contact center solutions”

PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Information
RISK FACTORS
Risks Related to our Business
Risks Related to this Offering and our Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Revenue Recognition Policy
Other Critical Accounting Policies and Estimates
Results of Operations
Quarterly Results of Operations
Off-Balance Sheet Arrangements
Quantitative and Qualitative Disclosures About Market Risk
BUSINESS
Industry Overview
Our Solution
Our Strategy
Products
Technology and Architecture
Customer Service and Support
Customers
Sales and Marketing
Research and Development
Manufacturing
Competition
Properties
Intellectual Property
Employees
Legal Proceedings
MANAGEMENT
Executive Officers
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
Representations of Purchasers
Rights of Action -- Ontario Purchasers Only
Enforcement of Legal Rights
Taxation and Eligibility for Investment
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Directors and Officers.
Item 16. Exhibits.
Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX
EXHIBIT 4.1
EXHIBIT 4.5
EXHIBIT 23.1A
EXHIBIT 23.1B

      You should rely only on the information we have included or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

      Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “the Company,” “Aspect,” “we,” “us,” “our,” or similar references mean Aspect Communications Corporation.

      Except as otherwise noted herein, all information in this prospectus, except the information incorporated by reference, assumes (i) the conversion into common stock of all shares of Series B convertible preferred stock held by Vista Equity Fund II, L.P., which, together with its affiliates, we refer to as Vista, immediately prior to completion of this offering; (ii) the issuance to Vista of 200,000 shares of our common stock; (iii) the payment of a $3 million transaction fee to Vista; and (iv) no exercise of the underwriters’ over-allotment option.

PROSPECTUS SUMMARY

      The following summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, particularly “Risk Factors” and our financial statements and related notes included elsewhere or incorporated by reference in this prospectus before making an investment decision.

      We are a leading provider of software, hardware and services that enable businesses to manage and optimize their contact centers. Our comprehensive integrated suite of contact center software applications and related services support and manage customer communications, customer and contact center information and workforce productivity. Our contact center solutions allow businesses to better service their customers by connecting them to appropriate resources, functionalities or applications, regardless of user location or method of communication. We have a well-established global customer base, including more than two-thirds of the Fortune 50. We target our customers through a combination of sales channels, including our direct sales force, strategic technology alliances, system integrators and value-added resellers, or VARs.

      The contact center has evolved into an essential component of business strategy, providing valuable customer information and enabling enterprises to understand customer buying trends, target markets more effectively and increase revenue. Technological advances and the increasing heterogeneity of communication infrastructures have outpaced the ability of proprietary contact center solution providers to offer a comprehensive end-to-end solution. These advances and the reduction of international communications costs have been driving a significant industry trend towards remote contact center solutions. In addition, the continued convergence of voice and data networks utilizing Voice over Internet Protocol, or VoIP, technologies requires contact centers to employ software-based switching applications that blend voice, e-mail and Web communications into a unified queue, and route them intelligently over a single data network.

      Our integrated suite of software and hardware products and services connect the contact center with the enterprise and enable our customers to effectively manage communications over a variety of media. Our solutions integrate with third party applications, store and report data for business intelligence, and efficiently manage workforce and business relationships. Our solutions also reduce costs for our customers, while enabling them to effectively manage geographically dispersed contact centers. Our software solution is interoperable with a broad range of communications infrastructure hardware and enables an evolutionary upgrade from the Public Switched Telephone Network, or PSTN, to converged networks using VoIP.

      Our objective is to extend our position as a leading provider of integrated contact center software and hardware solutions. Key elements for achieving this objective include:

•	Growing our customer base

•	Driving further growth in the global outsourcing market

•	Further penetrating our existing customer base

•	Leveraging our open, flexible technology platform

•	Expanding relationships with technology and distribution partners and developing strategic alliances

•	Pursuing strategic acquisitions

      We were incorporated in California in August 1985. Our principal executive offices are located at 1320 Ridder Park Drive, San Jose, California 95131-2312, and our telephone number at that location is (408) 325-2200.

The Offering

Common stock offered by Aspect	2,700,000 shares

Common stock offered by the selling shareholders	9,300,000 shares

Common stock to be outstanding after the offering	82,467,869 shares

Over-allotment option granted by Vista	1,800,000 shares

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $46.4 million, which we intend to use for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies. We will not receive any of the proceeds from the sale of common stock by the selling shareholders. See “Use of Proceeds.”

Nasdaq National Market Symbol	ASPT

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

      The number of shares of our common stock that will be outstanding after this offering is based upon the number of shares of our common stock outstanding as of January 30, 2004 and excludes:

•	10,318,368 shares of common stock issuable upon exercise of outstanding options under our stock option plans as of January 30, 2004 at a weighted average exercise price of $7.39 per share;

•	2,628,038 shares of common stock available for purchase as of January 30, 2004 under our 1990 Employee Stock Purchase Plan; and

•	8,062,533 additional shares of common stock reserved for issuance under our stock option, stock purchase and retainer plans.

Summary Consolidated Financial Information

      The following summary of our consolidated financial data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical consolidated financial statements, including related notes to these financial statements included and incorporated by reference in this prospectus.

	Year ended December 31,

	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Total revenue	$363,848	$396,061	$445,773	$589,306	$488,285
Gross margin	208,799	155,043	207,113	305,081	245,116
Operating expense	159,561	229,974	364,486	349,902	285,940
Income (loss) from operations	49,238	(74,931)	(157,373)	(44,821)	(40,824)
Net income (loss) before cumulative effect of change in accounting principle	37,502	(56,868)	(156,250)	(37,288)	(29,934)
Net income (loss)	36,725	(108,299)	(156,250)	(37,288)	(29,934)
Net income (loss) attributable to common shareholders	$29,025	$(108,299)	$(156,250)	$(37,288)	$(29,934)
Basic and diluted earnings (loss) per share	$0.39	$(2.06)	$(3.03)	$(0.73)	$(0.62)
Pro forma diluted earnings per share	$0.47

      The Series B convertible preferred stock that we issued to Vista contains certain participation rights. Emerging Issues Task Force, or EITF, Topic D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings” requires those securities to be included in the computation of basic earnings per share using the two class method. Diluted earnings per share cannot be greater than basic earnings per share. As a result, reported basic and diluted earnings per share for 2003 were the same.

      Pro forma diluted earnings per share is calculated as net income divided by the diluted weighted average shares outstanding for 2003 assuming the Series B convertible preferred stock was converted to common stock on the preferred stock issuance date.

      We use pro forma diluted earnings per share in monitoring and evaluating our ongoing financial results and trends. We believe this information is useful for investors because the two-class method will not be applicable in light of the proposed conversion of the Series B convertible preferred stock. As a result, we believe a review of the financial results using this pro forma disclosure provides important insights into our operating results and trends.

      Subject to the satisfaction of certain conditions, Vista has agreed to convert all of its Series B redeemable convertible preferred stock into 22,222,222 shares of our common stock immediately prior to the completion of this offering, of which 8,850,000 shares will be sold in this offering. In consideration for this voluntary conversion, we have agreed to issue Vista 200,000 additional shares of our common stock and pay Vista a $3 million transaction fee. The fair market value of the 200,000 shares and the $3 million transaction fee will be charged to earnings attributable to common stockholders in the quarter in which this offering closes, together with the $16.3 million unamortized balance of the beneficial conversion feature associated with the issuance of the preferred stock.

      The following table presents our summary consolidated balance sheet data as of December 31, 2003. The “As Adjusted” column gives effect to (i) the net proceeds of our sale of 2,700,000 shares of common stock at an assumed public offering price of $18.37 per share; and (ii) the transactions described in the paragraph immediately above.

	As of
	December 31, 2003

	Actual	As Adjusted

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, short-term investments and marketable securities	$163,992	$207,361
Total current assets	228,874	272,243
Total current liabilities	139,431	139,431
Long-term borrowings	39,436	39,436
Redeemable convertible preferred stock	33,681	—
Total shareholders’ equity	$87,016	$164,066

RISK FACTORS

      We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. You should also read the cautionary statements in this document, wherever they appear, as applying to all related forward-looking statements.

Risks Related to our Business

We may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations in any particular quarter, which could materially and adversely affect our business and the market price of our common stock.

      Our revenues and operating results may fluctuate significantly because of a number of factors, many of which are outside of our control. Some of these factors include:

•	changes in demand for our products and services;

•	a shift in the timing or shipment of a customer order from one quarter to another;

•	product and price competition;

•	our ability to develop and market new products and control costs;

•	timing of new product introductions and product enhancements;

•	failure by our customers to renew existing support or maintenance agreements in a timely manner, if at all;

•	mix of products and services sold;

•	delay or deferral of customer implementations of our products;

•	size and timing of individual license transactions;

•	length of our sales cycle;

•	changes in domestic and foreign markets;

•	success in growing our distribution channels;

•	acquisitions by competitors; and

•	performance by outsourced service providers, and the costs of the underlying contracts of these providers, that are critical to our operations.

      One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our revenues and operating results to fluctuate significantly. Based upon the preceding factors, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations, which could materially and adversely affect our business, financial condition, results of operations and the market price of our common stock.

Reductions in information technology spending could continue to harm our business.

      Our products typically represent substantial capital commitments by customers. As a result, customer purchase decisions may be significantly affected by a variety of factors, including trends in capital spending for telecommunications and enterprise software, competition and the availability or announcement of alternative technologies. Weakness in global economic conditions in recent periods and related reductions in information technology, or IT, spending have resulted in many of our customers delaying or substantially reducing their spending on contact center hardware, software and services. If the weakness in the global economy were to continue or worsen, demand for our products and services would likely continue to decrease and our business would be harmed.

The convergence of voice and data networks has led to industry changes that we may not address successfully.

      Historically, we have supplied the hardware, software and associated support services for implementing contact center solutions. Contact center technology is undergoing a change in which voice and data networks are converging into a single integrated network. Our approach to this convergence has been to provide migration software permitting the integration of existing telephony environments with networks in which voice traffic is routed through data networks. This integration is provided by a software infrastructure that requires enterprise-level selling and deployment of enterprise-wide solutions, rather than selling and deployment efforts focused solely on telephone communication. This industry transition has caused us to change many aspects of our business and as a result we have had to:

•	make changes in our management and technical personnel;

•	change our sales and distribution models;

•	expand relationships with our customers as sales are now often made throughout the organization;

•	modify the pricing and positioning of our products and services;

•	address new competitors; and

•	increasingly rely on systems integrators to deploy our solutions.

      If we fail to successfully address the changed conditions in which we operate, our business could be harmed.

Our product revenues are dependent on the success of a small number of product lines.

      Historically, sales of a small number of product lines have accounted for a substantial portion of our revenues. Demand for our products could be adversely affected by any of our products not meeting customer specifications or by problems with system performance, system availability, installation or service delivery commitments, or market acceptance. We need to continue to develop new products and manage product transitions in order to succeed. If we fail to introduce new versions and releases of products, or enhancements to our existing products, in a timely manner, customers may license competing products, we may suffer lost sales and we could fail to achieve anticipated results. Our future operating results will depend on the demand for our product suite, including new and enhanced releases that are subsequently introduced. If our competitors release new products that are superior to our products in performance or price, demand for our products may decline. Our products may not be released on schedule or may contain defects when released which could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Any of the foregoing results could harm our business.

Because we rely on our installed customer base for support contract renewals and much of our future revenues, those revenues could be significantly impaired if our existing customers do not continue to purchase and use our products and services.

      We derive a significant portion of our revenues from support contracts. As a result, if we lose a major customer or if a support contract is delayed, reduced or cancelled, our revenues would be adversely affected. In addition, customers who have accounted for significant revenues in the past may not generate revenues in future periods. We also depend on our existing customers to purchase new products that we introduce to the market. We may not be able to obtain new customers to replace any existing customers that we lose.

We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.

      The market for our products is intensely competitive, and competition is likely to intensify as companies in our industry consolidate to offer integrated solutions. Our principal competitors currently include companies in the contact center market and companies that market traditional telephony products and services. As the market develops for converged voice and data networks and products and the demand for traditional, telephony-based call centers diminishes, companies in these markets are merging, creating potentially larger and more significant competitors. Many current and potential competitors, including Avaya Inc., Cisco Systems, Genesys, a subsidiary of Alcatel and Nortel Networks, may have considerably greater resources, larger customer bases and broader international presence than us. Consequently, we expect to encounter substantial competition from these and other sources.

We may not be able to adapt our products and services quickly or efficiently enough to respond to technological change.

      The market for our products and services is subject to rapid technological change and new product introductions. Current competitors or new market entrants may develop new, proprietary products with features that could adversely affect the competitive position of our products. We may not successfully anticipate market demand for new products or services or introduce them in a timely manner.

      The convergence of voice and data networks, and of wired and wireless communications could require substantial modification and customization of our current products and business model, as well as the introduction of new products. Further, customer acceptance of these new technologies may be slower than we anticipate. We may not be able to compete effectively in these markets. In addition, our products must readily integrate with major third-party security, telephony, front-office and back-office systems. Any changes to these third-party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance.

We may experience difficulty anticipating demand for our products and services, which may cause our operating results to suffer.

      The demand for and sales mix of our products and services depends on many factors and is difficult to forecast. If forecasted demand does not develop, we could have excess production and capacity resulting in higher inventories of finished products and components and underutilized personnel, which would use cash and could lead to write-offs of some or all of the excess inventories or returns, which could result in lower gross margins. In addition, we may also incur certain costs, such as fees for excess manufacturing capacity and cancellation of orders and charges associated with excess and obsolete materials and goods in our inventory, which could result in lower margins. If demand increases beyond what we forecast, we may have to increase production at our third-party manufacturers or increase our capacity to deliver products and services. We depend on our suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough to meet unexpected demand or may choose to allocate capacity to other customers. Even if we are able to procure enough components, our third-party manufacturers might not be able to produce enough of our products to meet market demand. The inability of either our manufacturers or our suppliers to increase production rapidly enough or our inability to obtain qualified services personnel could cause us to fail to meet customer demand. Rapid increases or decreases in production levels could result in higher costs for manufacturing, supply of components and other expenses. These higher costs could reduce our margins. Furthermore, if production is increased rapidly, manufacturing yields could decline, which may also reduce our margins.

We are involved in litigation which could be expensive and divert our resources.

      We have in the past and continue to be involved in litigation for a variety of matters. Any claims brought against us will likely have a financial impact, potentially affecting the market performance of our common stock, generating costs associated with the disruption of business and diverting management’s attention. We are currently involved in a binding arbitration proceeding with Electronic Data Systems Corporation, or EDS, in which EDS is seeking $26 million in damages and we are counterclaiming for our damages. There can be no assurance as to the outcome of this arbitration. In addition, there has been extensive litigation regarding patents and other intellectual property rights in our industry, and we are periodically notified of such claims by third parties. We have been sued in the past for alleged patent infringement. We expect that software product developers and providers of software in markets similar to ours will increasingly be subject to infringement claims or demands for infringement indemnification as the number of products and competitors in our industry grows and the functionality of products overlap. Any claims, with or without merit, could be costly and time-consuming to defend, divert our management’s attention, cause product delays and have an adverse effect on our revenues and operating results. If any of our products were found to infringe a third party’s proprietary rights, we could be required to enter into royalty or licensing agreements to be able to sell our products, which may not be available on terms acceptable to us or at all. Moreover, even if we negotiate license agreements with a third party, future disputes with such parties are possible. If we are unable to resolve an intellectual property dispute through a license, settlement or successful litigation, we would be subject to pay damages and be prevented from making, using or selling certain products or services. In the future, we could become involved in other types of litigation, such as shareholder lawsuits for alleged violations of securities laws, claims by employees, and product liability claims.

We are subject to risks inherent in doing business internationally.

      We market our products and services worldwide and anticipate entering additional foreign markets in the future. If we fail to enter certain major markets successfully, our competitive position could be impaired and we may be unable to compete on a global scale. The financial resources required to enter, establish and grow new and existing foreign markets may be substantial, and foreign operations are subject to additional risks which may negatively impact our business including:

•	the cost and timing of the multiple governmental approvals and product modifications required by many countries;

•	fluctuations in the value of foreign currencies;

•	less effective protection of intellectual property;

•	difficulties in staffing and managing foreign operations;

•	global economic climate considerations including potentially negative tax and foreign and domestic trade legislation, which could result in the creation of trade barriers such as tariffs, duties, quotas, and other restrictions;

•	longer payment cycles; and

•	seasonal reductions in business activity in international locales, such as during the summer months in Europe.

Our failure to grow and maintain our relationships with systems integrators or VARs could impact our ability to market and implement our products and reduce future revenues.

      Failure to establish or maintain relationships with systems integrators or VARs would significantly harm our ability to sell our products. Systems integrators and VARs market, sell, install and deploy our products, and perform custom integration of systems and applications. If these relationships fail, we will have to devote substantially more resources to the sales and marketing, implementation and support of our products than we would have had to otherwise. In addition, there could be channel conflict among our varied sales channels, which could harm our business, financial condition and results of operations.

We may experience difficulty expanding our distribution channels.

      We have historically sold our products and services through our direct sales force and a limited number of distributors. Changes in customer preferences, the markets we target, the competitive environment or other factors may require us to expand our third-party distributor, VARs, systems integrator, technology alliances, electronic and other alternative distribution channels, and we have continued to work on such expansion in recent periods. We may not be successful in expanding these distribution channels, and such failure could hurt our operating results by limiting our ability to increase or maintain our sales through these channels or by increasing our sales expenses faster than our revenues.

We are highly dependent on third-party suppliers and underperformance by our suppliers could impair our business.

      We have outsourced our manufacturing capabilities to third parties and rely on those suppliers to order components; build, configure and test systems and subassemblies; and ship products to meet our customers’ delivery requirements in a timely manner. Failure to ship product on time or failure to meet our quality standards would result in delays to customers, customer dissatisfaction or cancellation of customer orders.

      Should we have performance issues with our manufacturing sub-contractors, the process to move from one sub-contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and might negatively affect revenues and costs. We depend on certain critical components in the production of our products and services. Some of these components are obtained only from a single supplier and only in limited quantities. In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. Further, suppliers could discontinue their products, or modify them in a manner incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors.

      We also outsource certain of our information technology activities to third parties. We rely heavily on these vendors to provide day-to-day support. We may experience disruption in our business if these vendors or we have difficulty meeting our requirements, or if we need to transition the activities to other vendors or ourselves, which could negatively affect our revenues and costs.

We may experience difficulty managing changes in our business.

      The changes we have experienced in the past and which may occur in the future in our business may place a significant strain on our operational and financial resources. We may experience substantial disruption from changes and could incur significant expenses and write-offs. We must carefully manage accounts receivables to limit credit risks. We must also maintain inventories at levels consistent with product demand. Inaccurate data (for example, credit histories or supply/demand forecasts) could quickly result in excessive balances or insufficient reserves. These changes have in the past and may in the future also place strains on our financial and reporting systems and controls.

If we fail to attract, motivate and retain highly qualified key personnel, our ability to operate our business could be impaired.

      Our future success will depend to a significant extent on our ability to attract, retain and motivate highly qualified technical, marketing, sales and management personnel. Competition for these employees is intense and the process of recruiting personnel with the combination of skills and attributes required to operate our business can be time consuming and expensive. We have recently undergone significant changes in senior management and other personnel. For example, our Chief Executive Officer was appointed in January 2004 after having been named Interim Chief Executive Officer in August 2003. Our failure to recruit, retain and motivate qualified personnel could be disruptive to our operations, and could have a material adverse effect on our operating results.

We intend to upgrade or replace certain parts of our information systems and may not be successful in implementing the changes.

      We intend to upgrade or replace certain information systems that support our operations, including systems to manage order processing, shipping, support entitlement, accounting and internal computing operations. Many of these systems are proprietary to us and are very complex. We may not be successful in implementing these new systems and transitioning data from our old systems to the new systems. Any failure or significant downtime in our information systems could prevent us from taking customer orders, shipping products, providing services or billing customers and could harm our business. In addition, our information systems require the services of personnel with extensive knowledge of these information systems and the business environment in which we operate. In order to successfully implement and operate our systems, we must be able to attract and retain a significant number of highly skilled employees. If we fail to attract and retain the highly skilled personnel required to implement, maintain and operate our information systems, our business could suffer.

Our intellectual property may be copied, obtained or developed by third parties.

      Our success depends in part upon our internally developed technology. Despite the precautions we take to protect our intellectual property, unauthorized third parties may copy or otherwise obtain and use our technology. In addition, third parties may develop similar technology independently. Unauthorized copying, use or reverse engineering of our products or independent development of technology similar to ours by competitors could materially adversely affect our business, financial condition and results of operations.

We depend on licenses from third parties for rights to the technology used in several of our products. If we are unable to continue these relationships and maintain our rights to this technology, our business could suffer.

      We depend on licenses for some of the technology used in our products from a number of third-party vendors. If we were unable to continue using the technology made available to us under these licenses on commercially reasonable terms or at all, we may have to discontinue, delay or reduce product shipments until we obtain equivalent replacement technology, which could hurt our business. In addition, if our vendors choose to discontinue support of the licensed technology in the future, we may not be able to modify or adapt our own products.

Regulatory changes and future changes to generally accepted accounting principles may negatively impact our business.

      The electronic communications industry is subject to a wide range of regulations in the markets and countries in which we currently operate or may wish to operate in the future. In addition, new products and services may involve entering different or newly regulated areas. Changes in these environments may impact our business and could affect our ability to operate in certain markets or certain regions from time to time.

      Revisions to generally accepted accounting principles or related rules of the Securities and Exchange Commission will require us to review our accounting and financial reporting procedures in order to ensure continued compliance. From time to time, such changes have an impact on our accounting and financial reporting, and these changes may impact market perception of our financial condition. Additionally, recently adopted or new legislation or regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002, may lead to an increase in our costs related to audits in particular and regulatory compliance generally. Any failure to comply with these new laws and regulations could materially harm our business.

We may engage in future acquisitions or investments that could prove difficult to integrate with our business and which may impair our operations.

      We have made a number of acquisitions in the past. Acquisitions or investments we make may experience significant fluctuations in market value or may result in significant write-offs or the issuance of additional equity or debt securities to finance or fund them. Acquisitions and investments can be costly and disruptive, and we may be unable to successfully integrate a new business or technology into our business. There are a number of risks that future transactions could entail, including:

•	inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis;

•	diversion of management attention;

•	disruption of our ongoing business;

•	inability to assimilate or retain key technical and managerial personnel for both companies;

•	inability to establish and maintain uniform standards, controls, procedures and processes;

•	governmental, regulatory or competitive responses to the proposed transactions;

•	impairment of relationships with employees, vendors or customers including, in particular, acquired distribution and VAR relationships;

•	permanent impairment of our equity investments;

•	adverse impact on our annual effective tax rate; and

•	dilution of existing equity holders.

Our operations are geographically concentrated and we are subject to business interruption risks.

      Significant elements of our product development, manufacturing, information technology systems, corporate offices and support functions are concentrated in San Jose, California, Nashville, Tennessee and Chelmsford, Massachusetts. Significant sales, administrative and support functions and related infrastructure to support our international operations are also concentrated at our U.K. offices. In the event of a natural disaster, such as an earthquake or flood, or localized extended outages of critical utilities or transportation systems that affects us, our customers or our suppliers, we could experience a significant business interruption.

Acts of terrorism and international political instability may impact our business.

      The threat of terrorist attacks and increased international political instability in various locations around the world have created uncertainty within the worldwide economic environment. Such uncertainty may halt or hinder our ability to do business, may increase our costs and may result in reduced spending by our customers.

Fluctuations in the value of foreign currencies could result in currency transaction losses.

      As we expand our international operations, we expect that our international business will increasingly be conducted in foreign currencies. Fluctuations in the value of foreign currencies relative to the United States dollar have caused, and we expect such fluctuations to continue to increasingly cause, currency transaction gains and losses. We cannot predict the effect of exchange rate fluctuations upon future quarterly and annual operating results. We may experience currency losses in the future.

Risks Related to this Offering and our Common Stock

The market price for our common stock may be particularly volatile, and our shareholders may be unable to resell their shares at a profit.

      The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. From January 1, 2003 to December 31, 2003, the closing price per share of our common stock has ranged from a low of $2.86 to a high of $16.55. The stock markets have experienced significant price and trading volume fluctuations. The market for technology has been extremely volatile and frequently reaches levels that bear no relationship to the past or present operating performance of those companies. General economic conditions, such as recession or interest rate or currency rate fluctuations in the United States or abroad, could negatively affect the market price of our common stock. In addition, our operating results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock would likely significantly decrease. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial cost and a diversion of management’s attention and resources.

      The market price of our common stock may fluctuate in response to various factors, some of which are beyond our control. These factors include, but are not limited to, the following:

•	changes in market valuations or earnings of our competitors or other technology companies;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or investment recommendations by securities analysts who follow our business;

•	technological advances or introduction of new products by us or our competitors;

•	the loss of key personnel;

•	our sale of common stock or other securities in the future;

•	intellectual property or litigation developments;

•	changes in business or regulatory conditions;

•	the trading volume of our common stock; and

•	disruptions in the geopolitical environment, including war in the Middle East or elsewhere or acts of terrorism in the United States or elsewhere.

Vista has been granted certain veto rights as to particular corporate actions and owns a significant percentage of our common stock.

      Following this offering, Vista will own approximately 13,572,222 shares, or 16.5% of our common stock. This ownership, together with Vista’s contractual right to nominate two directors provides Vista with a substantial degree of control over our operations. Additionally, in connection with the conversion of the Series B convertible preferred stock, we have entered into an agreement with Vista which provides that, until Vista holds less than 4,500,000 shares of its originally purchased and converted common stock, many significant corporate matters will continue to require Vista’s consent, including the issuance of additional capital stock, a sale of all or substantially all of our assets, the consummation of any transaction the result of which is that any person becomes the beneficial owner of more than fifty percent of our voting securities, the incurrence of certain indebtedness, a voluntary liquidation or dissolution, acquisitions by us of any material interest in any company, business or joint venture, the consummation of certain related party transactions by us, the execution by us of any agreement which restricts our right to comply with certain of our obligations to Vista, the approval of our annual budget or any material deviations from our annual budget, the declaration or payment of any dividends or distributions on our common stock, or a change in the compensation paid to, the termination of the employment of, or the replacement of, certain of our executive officers including our Chief Executive Officer. If Vista viewed these matters differently from us, we might not be able to accomplish specific corporate actions, and this failure could harm our business.

We have implemented anti-takeover provisions that could make it more difficult to acquire us.

      Our articles of incorporation, bylaws, shareholder rights plan and our agreement with Vista contain provisions that may inhibit potential acquisition bids for us and prevent changes in our management. Certain provisions of our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transactions. These provisions of our charter documents could have the effect of discouraging others from making tender offers for our shares, and as a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent changes in our management.

Management will have broad discretion as to the use of the proceeds from this offering, and there is a risk that the proceeds may not be used as effectively as possible.

      We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus (including the documents incorporated by reference herein) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies. All forward-looking statements included in this document are based on information available to us today, and we assume no obligation to update these statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below, elsewhere in this prospectus and in the documents incorporated by reference herein. In evaluating our business, you should carefully consider the risk factors set forth above in addition to the other information contained or incorporated by reference herein.

      Forward-looking statements are only predictions and involve various risks and uncertainties including, among others:

•	the projected increase in business spending on contact center solutions;

•	fluctuations in our quarterly results;

•	our growth strategy and ability to accommodate growth;

•	the loss of significant customers;

•	our ability to anticipate and keep pace with technological changes;

•	our ability to compete in the contact center solutions industry;

•	decreased prices for our products and services;

•	risks associated with our international business activities;

•	our ability to protect our intellectual property and retain key personnel;

•	our reliance on single or limited sources of supply;

•	our response to general economic conditions; and

•	our future financial position and sources of revenue.

USE OF PROCEEDS

      We will retain broad discretion over the use of the net proceeds received by us. We currently anticipate using the net proceeds of $46.4 million to be received by us in this offering assuming a public offering price of $18.37 per share for working capital and general corporate purposes, which may include research and development, repayment of indebtedness, capital expenditures and general and administrative expenses. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies. We will not receive any proceeds from the sale of common stock offered by the selling shareholders.

      Pending such uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have never paid any cash dividends on our common stock. We presently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit agreements prohibit us from paying cash dividends without the consent of the bank, and pursuant to the terms of our agreement with Vista, we are prohibited from paying cash dividends without Vista’s consent until such time as Vista owns less than 4.5 million shares of our common stock.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on The Nasdaq National Market under the symbol ASPT. The following table sets forth for the periods indicated the high and low closing prices per share for our common stock:

	High	Low

Fiscal 2002
Quarter ended March 31, 2002	$4.42	$3.01
Quarter ended June 30, 2002	$5.00	$2.66
Quarter ended September 30, 2002	$3.24	$1.13
Quarter ended December 31, 2002	$3.21	$1.10
Fiscal 2003
Quarter ended March 31, 2003	$3.69	$2.94
Quarter ended June 30, 2003	$3.90	$2.86
Quarter ended September 30, 2003	$9.19	$3.53
Quarter ended December 31, 2003	$16.55	$8.80
Fiscal 2004
Quarter ended March 31, 2004 (through February 17, 2004)	$19.45	$16.23

      On February 17, 2004, the last reported sale price of our common stock as reported on The Nasdaq National Market was $18.37 per share. As of January 30, 2004, there were 1,056 holders of record of our common stock.

CAPITALIZATION

      The following table sets forth our actual capitalization as of December 31, 2003. It also sets forth our capitalization on an as adjusted basis to reflect the conversion of the Series B convertible preferred stock held by Vista into 22,222,222 shares of our common stock, the issuance of 200,000 additional shares of our common stock to Vista, the payment of the $3 million transaction fee to Vista, the write-off of the $16.3 million unamortized balance of the beneficial conversion feature associated with the issuance of the preferred stock and the sale of 2,700,000 shares of our common stock by us at an assumed public offering price of $18.37 per share, less underwriting discounts and commissions and estimated offering expenses.

	December 31, 2003

	Actual	As Adjusted

	(In thousands, except share
	data)
Long-term borrowings	$39,436	$39,436
Redeemable convertible preferred stock, $0.01 par value; 2,000,000 shares authorized; 50,000 shares issued and outstanding	33,681	—
Shareholders’ equity:
Common stock: $0.01 par value; 200,000,000 shares authorized 56,959,444 actual shares issued and outstanding, 82,081,666 shares issued and outstanding, as adjusted	570	821
Additional paid-in capital	232,199	332,525	(1)
Accumulated other comprehensive income	548	548
Accumulated deficit	(146,301)	(169,828)

Total shareholders’ equity	87,016	164,066

Total capitalization	$160,133	$203,502

(1)	We have agreed to pay the offering expenses, other than the underwriting discounts and commissions, of the selling shareholders. Accordingly, the amount of those expenses, which are estimated to be approximately $600,000, have not been included as a reduction of additional paid-in capital, as adjusted, as they will be expensed.

      The table set forth above is based on shares of common stock outstanding as of January 30, 2004. This table excludes:

•	10,318,368 shares of common stock issuable upon exercise of outstanding options under our stock option plans as of January 30, 2004 at a weighted average exercise price of $7.39 per share;

•	2,628,038 shares of common stock available for purchase as of January 30, 2004 under our 1990 Employee Stock Purchase Plan; and

•	8,062,533 additional shares of common stock reserved for issuance under our stock option, stock purchase and retainer plans.

      You should read the capitalization information above together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes found elsewhere or incorporated by reference in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

      The statement of operations data set forth below for the three years ended December 31, 2003 and the balance sheet data at December 31, 2003 and 2002 are derived from our audited consolidated financial statements incorporated by reference in this prospectus. The statement of operations data for the years ended December 31, 2000 and 1999 and the balance sheet data at December 31, 2001, 2000 and 1999 are derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. The information presented below should be read in conjunction with our consolidated financial statements, the notes thereto and discussions thereof included in the documents incorporated by reference in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,

	2003	2002(a)	2001(b)	2000(c)	1999

	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues:
Software license	$71,461	$82,837	$106,531	$209,497	$74,789
Hardware	42,981	65,791	77,294	125,073	207,553
Services:
Software license updates and product support	216,313	205,744	206,127	185,204	131,814
Professional services and education	33,093	41,689	55,821	69,532	74,129

Services	249,406	247,433	261,948	254,736	205,943

Total net revenues	363,848	396,061	445,773	589,306	488,285

Cost of revenues:
Cost of software license revenues	15,424	57,471	13,721	17,555	7,999
Cost of hardware revenues	37,493	55,877	73,980	100,347	84,992
Cost of services revenues	102,132	127,670	150,959	166,323	150,178

Total cost of revenues	155,049	241,018	238,660	284,225	243,169

Gross margin	208,799	155,043	207,113	305,081	245,116
Operating expenses:
Research and development	49,250	56,844	96,003	109,427	86,890
Selling, general and administrative	106,497	150,726	224,532	235,457	199,050
Purchased in process technology	—	—	—	5,018	—
Restructuring charges	3,814	22,404	43,951	—	—

Total operating expenses	159,561	229,974	364,486	349,902	285,940

Income (loss) from operations	49,238	(74,931)	(157,373)	(44,821)	(40,824)
Interest income, expense, and other, net	(4,665)	(9,366)	(3,375)	20,223	(2,166)

Net income (loss) before income taxes	44,573	(84,297)	(160,748)	(24,598)	(42,990)
Provision (benefit) for income taxes	7,071	(27,429)	(4,498)	12,690	(13,056)

Net income (loss) before cumulative effect of change in accounting principle	37,502	(56,868)	(156,250)	(37,288)	(29,934)
Cumulative effect of change in accounting principle	(777)	(51,431)	—	—	—

Net income (loss)	36,725	(108,299)	(156,250)	(37,288)	(29,934)
Accrued preferred stock dividend and accretion of redemption premium	(6,389)	—	—	—	—
Amortization of beneficial conversion feature	(1,311)	—	—	—	—

Net income (loss) attributable to common shareholders	$29,025	$(108,299)	$(156,250)	$(37,288)	$(29,934)

Basic and diluted earnings (loss) per share attributable to common shareholders before cumulative effect of change in accounting principle	$0.40	$(1.08)	$(3.03)	$(0.73)	$(0.62)
Cumulative effect of change in accounting principle	$(0.01)	$(0.98)	—	—	—
Basic and diluted earnings (loss) per share attributable to common shareholders	$0.39	$(2.06)	$(3.03)	$(0.73)	$(0.62)
Weighted average shares outstanding, basic and diluted	54,453	52,519	51,530	51,166	48,375
Pro forma diluted earnings per share (d)	0.47

(a)	Upon adoption of Statement of Financial Accounting Standard, or SFAS, No. 142 Goodwill and Other Intangible Assets, we recorded a charge of $51 million as a cumulative effect of a change in accounting principle effective January 1, 2002, for the impairment charge of the goodwill related to the Products segment.

During 2002, we recorded an impairment charge of $39 million to write off certain acquired intangible assets relating to previous acquisitions, a restructuring charge of $22 million, gains of $7 million on extinguishment of debt, an impairment of $9 million to write-down a long-term investment and a $27 million tax benefit related to a refund from tax law changes.

(b)	During 2001, we recorded a restructuring charge of $44 million.

(c)	In February 2000, we acquired PakNetX Corporation. The transaction was accounted for as a purchase and a charge of $5 million was recorded for purchased in-process technology that had no alternative uses.

During 2000, we recorded a gain on the sale of appreciated equity securities of $20 million.

(d)	The Series B convertible preferred stock that we issued to Vista contains certain participation rights. EITF Topic D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings” requires those securities to be included in the computation of basic earnings per share using the two class method. Diluted earnings per share cannot be greater than basic earnings per share. As a result, reported diluted earnings per share and basic earnings per share for 2003 were the same.

Pro forma diluted earnings per share is calculated as net income divided by the diluted weighted average shares outstanding for 2003 assuming the Series B convertible preferred stock was converted to common stock on the preferred stock issuance date.

We use pro forma diluted earnings per share in monitoring and evaluating our ongoing financial results and trends. We believe this information is useful for investors because the two-class method will not be applicable in light of the proposed conversion of the Series B convertible preferred stock. As a result, we believe a review of the financial results using this pro forma disclosure provides important insights into our operating results and trends.

	As of December 31,

	2003	2002	2001	2000	1999

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, short-term investments, and marketable securities	$163,992	$146,100	$135,149	$180,958	$338,805
Total current assets	228,874	217,748	250,016	361,628	449,955
Total current liabilities	139,431	252,608	142,909	174,174	136,828
Long term borrowings(a)	39,436	41,243	209,367	173,893	163,107
Redeemable convertible preferred stock	33,681	—	—	—	—
Total shareholders’ equity	87,016	21,697	125,494	280,475	330,116

(a)	Long-term debt as of December 31, 2003 included long-term borrowings of $39 million and the long-term portion of capital lease obligations of $50,000. Long-term debt as of December 31, 2002 included long-term borrowings of $41 million and the long-term portion of capital lease obligations of $189,000. Long-term debt as of December 31, 2001 included convertible subordinated debentures of $184 million, long- term borrowings of $25 million and the long-term portion of capital lease obligations of $299,000. Amounts in 2000 included capital lease obligations of $852,000. Included in 2000 and 1999 are balances relating to the convertible subordinated debentures.

The convertible subordinated debentures could have been put to us on August 10, 2003. Accordingly, we classified the debentures as current liabilities as of December 31, 2002. During 2003, we repurchased the remaining outstanding convertible subordinated debentures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We are a leading provider of enterprise communication solutions that manage and optimize the contact center by integrating the applications that drive customer communications, customer and contact center information and workforce productivity. Our software and hardware solutions allow businesses to better service their customers by connecting them to appropriate resources, functionalities or applications, regardless of user location or method of communication. We understand the importance of unifying the applications that support customer communications, collect customer information and enhance workforce productivity, and we have focused exclusively on contact center solutions since our inception in 1985. We have a well established customer base, including more than two-thirds of the Fortune 50.

The Current Environment

      The economic climate in which we operate has been difficult over the last three years, and capital spending has decreased dramatically. This has had a pronounced effect on our ability to generate new license fees, as IT budgets have been frozen and large capital expenditures like those required to purchase some of our products have been quite limited. Additionally, competition for these more limited sales opportunities has increased, and we have seen intense price competition both for new licenses and for support services. While we believe our installed base continues to represent a solid recurring revenue opportunity and a significant cash flow generator, we cannot provide any assurance that these pressures on IT spending will ease, or that the general economic climate will improve. Continued competitive pressure and a weak economy could have a continuing pronounced effect on our operating results. We have undertaken a variety of cost reduction measures designed to bring our operating expenses in line with our perceptions of the business climate. Some of the measures taken include outsourcing of manufacturing, renegotiation of contracts, and global workforce reductions.

Significant Financial Events in 2003

      During 2003, we generated $99 million in cash flow from operations, completed a private placement of preferred stock which generated net proceeds of $43 million and repaid $129 million of convertible subordinated debenture liabilities. In addition, we substantially lowered our days sales outstanding represented in our accounts receivable.

Sources of Revenues

      Our revenues are derived from license fees for software products and, to a lesser extent, sales of hardware products. We also generate a substantial portion of our revenues from fees for services complementing such products, including software license updates and product support (maintenance), installation, professional consulting and education. We typically license our products on a per user basis with the price per user varying based on the selection of products licensed. Our software license update support fees are generally based on the level of support selected and the number of users licensed to use our products. Our professional service fees are generally based on a fixed price or time and materials basis. Our education services are generally billed on a per person basis.

      We currently expect that services and support revenues will continue to account for a significant portion of our revenues for the foreseeable future.

      To date, revenues from license fees have been derived from direct sales of software products to end users through our direct sales force and from our channel and other alliance partners. Our ability to achieve revenue growth and improved operating margins, as well as increased worldwide sales, in the future will depend in large part upon our success in expanding and maintaining these indirect sales channels worldwide.

Revenue Recognition Policy

      We recognize revenue from the sale of software licenses and hardware when persuasive evidence of an arrangement exists, the product has been delivered, title and risk of loss have transferred to the customer, the fee is fixed or determinable and collection of the resulting receivable is probable. Delivery generally occurs when the product is delivered to a common carrier. In any sales transaction through a distributor or reseller, we recognize revenues when the distributor or reseller sells to the end user.

      For multiple element arrangements, we defer the fair value of revenue associated with each undelivered element until such time as delivery occurs. Deferred revenue is allocated to each element using vendor specific objective evidence of fair value. Fair value is established through separate sales of each element to third parties.

Other Critical Accounting Policies and Estimates

      Note 1 of the Notes to the Consolidated Financial Statements incorporated by reference in this prospectus includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

      Our critical accounting policies include revenue recognition described above as well as revenue reserves, allowance for doubtful accounts, accounting for income taxes, excess and obsolete inventory, impairment of long-lived assets and restructuring reserves.

      The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the allowance for doubtful accounts, revenue reserves, excess and obsolete inventory, impairment of long-lived assets, valuation allowance and realization of deferred income taxes, and restructuring reserves. Actual amounts could differ significantly from these estimates. The following is a brief discussion of the critical accounting policies and methods that we use.

      Revenue reserves: An estimate of the revenue reserve from customer returns is recorded as a reduction in revenues. In determining our revenue reserve estimate, and in accordance with internal policy, we rely on historical data, known returned goods in transit and direct feedback from our internal business units. Our revenue reserve can vary from what actually occurs in that more or less product may be returned from what was originally estimated. These factors and unanticipated changes in the economic and industry environment could make our return estimates differ from actual. The revenue reserve was $1.2 million as of December 31, 2003.

      Allowance for doubtful accounts: Our management must make estimates of the collectibility of accounts receivable. Management specifically analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The key factors we use in assessing this allowance are the individual judgments on specific customer balances and the overall aging of the total receivables. Assumptions and judgments regarding collectibility of accounts could differ from actual events. The accounts receivable balance was $40 million, net of allowance for doubtful accounts of $4.8 million as of December 31, 2003.

      Accounting for income taxes: As part of the process of preparing consolidated financial statements, we are required to estimate our income taxes in each of the tax jurisdictions in which we operate. This process involves management’s estimation of our actual current tax exposure together with an assessment of temporary differences resulting from different treatments in tax and accounting of certain items. These differences result in net deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or adjust this allowance in a period, we must include a tax expense or benefit within the tax provision in the statement of operations.

      Significant management judgment is required in determination of the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have a valuation allowance of $79 million as of December 31, 2003, due to uncertainties related to our ability to utilize all of our deferred tax assets, primarily consisting of certain net operating losses carried forward and research tax credits, before they expire. The valuation allowance is based on estimates of taxable income by jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust our valuation allowance, which could favorably impact our results of operations.

      Excess and obsolete inventory: We value inventory at the lower of the actual cost or the current estimated net realizable value of the inventory. Management regularly reviews inventory quantities on hand and records a write-down for excess and obsolete inventory based primarily on production and supply requirements. Management’s estimates of future production and supply requirements may prove to be inaccurate, in which case inventory may be understated or overstated. In the future, if the carrying value of the inventory were not realizable, we would be required to recognize write-downs to net realizable value as additional cost of goods sold at the time of such determination. Although management makes every effort to ensure the accuracy of its forecast of future production requirements and supply, any unanticipated changes in technological developments could have a significant impact on the value of our inventory and our reported operating results. The total writedowns during the year ended December 31, 2003, related to excess and obsolete inventory were $1.3 million.

      Impairment of long-lived assets: Our long-lived assets include property and equipment, long term investments, goodwill and other intangible assets. The fair value of the long-term investments is dependent on the performance of the companies in which we have invested, as well as volatility inherent in the external markets for these investments. In assessing potential impairment for these investments, we consider these factors as well as the forecasted financial performance of our investees. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. During 2002, we recognized $9 million of impairment losses related to our long-term investments. As of December 31, 2003, the carrying value of our long-term investments was immaterial.

      In assessing the recoverability of our property and equipment, goodwill and other intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

      Restructuring reserve: In 2002 and 2001, we reduced our workforce by 22% and 28%, respectively, and consolidated selected facilities in our continuing effort to better optimize operations. In connection with the workforce adjustments, a restructuring reserve was established based on estimated costs for severance and outplacement, consolidation of facilities and legal and other costs. Due to the decline in the commercial real estate market, it was expected that abandoned leased facilities would be vacant for several quarters or through the end of the lease term. If the facilities were subleased, it would be at rates below current contractual requirements. We recorded a charge related to the facilities abandonment, based on the difference between the expected cash outflows and the expected cash inflows related to these vacated properties. We periodically review factors such as further declines in the commercial real estate markets and our ability to terminate leases, and based on these reviews we adjust our restructuring reserve as necessary. The remaining restructuring reserve as of December 31, 2003 relates to consolidation of facilities costs and will be reduced going forward by lease payments offset by minimal sublease income. The restructuring reserve balance was $16.9 million as of December 31, 2003.

Results of Operations

      The following table sets forth statements of operations data for the three years ended December 31, 2003 expressed as a percentage of total revenues:

	Years Ended
	December 31,

	2003	2002	2001

Net revenues:
Software license	20%	21%	24%
Hardware	12	17	17
Services:
Software license updates and product support	59	52	46
Professional services and education	9	10	13

Total net revenues	100	100	100

Cost of revenues:
Cost of software license revenues	4	15	3
Cost of hardware revenues	11	14	17
Cost of service revenues	28	32	34

Total cost of revenues	43	61	54

Gross margin	57	39	46

Operating expenses:
Research and development	14	14	21
Selling, general and administrative	29	38	50
Restructuring charges	1	6	10

Total operating expenses	44	58	81

Net income (loss) from operations	13	(19)	(35)
Interest income (expense) and other, net	(1)	(2)	(1)

Net income (loss) before income taxes	12	(21)	(36)
Provision (benefit) for income taxes	2	(7)	(1)

Cumulative effect of change in accounting principle	—	(13)	—

Net income (loss)	10	(27)	(35)
Less preferred stock dividend, accretion and amortization	(2)	—	—

Net income (loss) attributable to common shareholders	8%	(27)%	(35)%

Comparison of Years Ended December 31, 2003, 2002 and 2001

Revenues

($ in thousands)

		% Change		% Change
	2003	2002 to 2003	2002	2001 to 2002	2001

Software license	$71,461	(14)%	$82,837	(22)%	$106,531
Hardware	42,981	(35)	65,791	(15)	77,294
Software license updates and product support	216,313	5	205,744	—	206,127
Professional services and education	33,093	(21)	41,689	(25)	55,821

Total net revenue	$363,848	(8)%	$396,061	(11)%	$445,773

      Net revenues declined by 8% in 2003 as compared to 2002 and 11% in 2002 as compared to 2001. The general decline in revenues resulted from unfavorable global economic conditions. These conditions led to decreased growth in contact center operations and decreased capital spending by our customers.

      Net revenues derived from the Americas constituted 67%, 67% and 73% of total revenues in 2003, 2002 and 2001, respectively. Net revenues derived from Europe and Asia Pacific constituted 33%, 33% and 27% of total revenues in 2003, 2002 and 2001, respectively.

      Software license revenues declined by 14% to $71 million in 2003 as compared to $83 million in 2002 and 22% in 2002 from $107 million in 2001. Hardware revenues declined by 35% to $43 million in 2003 as compared to $66 million in 2002 and 15% in 2002 from $77 million in 2001. The decrease in software license and hardware revenues was primarily due to the continuing economic downturn experienced in both 2003 and 2002. As a result of the continued worldwide economic downturn, customers remained reluctant to increase capital spending on information technology.

      Software license updates and product support revenues for 2003 resulted in an increase of 5% to $216 million as compared to 2002 with a slight decline as compared to 2001. The increase in revenue in 2003 was primarily attributable to support on new product purchases, overall improvements to the support renewal process and customers reinstating support on previously purchased products.

      Professional services and education revenues for 2003 declined by 21% as compared to 2002 and 25% in 2002 as compared to 2001. Professional services and education revenues consist primarily of installation of product, consulting services, and education fees. The decreases in service revenues resulted primarily from lower installation revenues due to the decline in hardware sales.

Gross Margin

	2003	2002	2001

Gross software license margin	78%	31%	87%
Gross hardware margin	13	15	4
Gross services margin	59	48	42

Total gross margin	57%	39%	46%

      Gross software license margin. Cost of software license revenues includes fees paid to various third parties and amortization of intangible assets. Our decreased margin in 2002 resulted from a $38 million charge related to an impairment of intangible assets incurred in the third quarter.

      Gross hardware margin. Cost of hardware revenues includes labor, materials, overhead, and other directly allocated costs involved in manufacture and delivery of our products. The decrease in gross margin for 2003 was primarily due to higher contract manufacturing costs. Increased hardware gross margin for 2002 was primarily due to the increased efficiencies gained from reducing headcount and outsourcing manufacturing activities to contract manufacturers.

      Gross services margin. Cost of service revenues consists primarily of employee salaries and benefits, facilities, systems costs to support maintenance, consulting and education. The increase in 2003 and 2002 services margins was due to increased productivity permitting reductions, and a reduction of overhead costs.

Operating Expenses

($ in thousands)

		%		%
		Change 2002		Change 2001
	2003	to 2003	2002	to 2002	2001

Research and development	$49,250	(13)%	$56,844	(41)%	$96,003
Selling, general and administrative	106,497	(29)	150,726	(33)	224,532
Restructuring charges	3,814	(83)	22,404	(49)	43,951

Total operating expenses	$159,561	(31)%	$229,974	(37)%	$364,486

      Research and development, or R&D, expenses relate to the development of new products, enhancements of existing products and quality assurance activities. These costs consist primarily of employee salaries and benefits, facilities, IT costs, and consulting expenses. R&D expenses decreased by 13% in 2003, as a result of reduced facilities costs due to restructuring of leased facilities of $4 million, reduced contractor and consulting expense of $1 million and decreased depreciation and amortization expense of $3 million due to reduced capital spending. As a percentage of net revenues, R&D expenses were 14% in 2003 and 2002. We anticipate that R&D expenses will remain relatively flat in absolute dollars in 2004.

      R&D expenses decreased by 41% in 2002 mainly due to continued workforce reduction, reduced contractor and consulting expense and the exclusion of the amortization of certain acquired intangible assets from R&D expenses. We reduced our R&D workforce by 43% in 2001 and by a further 9% in 2002. As a percentage of net revenues, R&D expenses were 14% in 2002 and 21% in 2001.

      Selling, general and administrative, or SG&A, expenses consist primarily of employee salaries and benefits, commissions, facilities, information technology costs and administrative support. SG&A decreased by 29% in 2003 mainly due to continued workforce reduction representing a cost savings of $11 million, reduced facilities costs of $6 million due to restructuring of leased facilities and lower discretionary spending of $11 million. In addition, depreciation and amortization expense decreased $4 million in 2003. Bad debt expense decreased $12 million in 2003 which was the result of the collection of previously reserved receivables and improvement of receivables aging. SG&A expenses as a percentage of net revenues were 29% in 2003 and 38% in 2002. We anticipate that SG&A expenses in absolute dollars will remain relatively flat in 2004.

      SG&A decreased by 33% in 2002. The decrease was primarily due to a 27% reduction in headcount and the adoption of SFAS 142, which eliminated goodwill amortization beginning in 2002. SG&A expenses as a percentage of net revenues were 38% in 2002 and 50% in 2001.

      Restructuring charges consist of costs related to severance, outplacement and consolidation of facilities related to workforce adjustments. In 2003, there was a net restructuring charge of $3.8 million as a result of our revising our estimate upward for future facility related obligations by $4.3 million and reducing our estimate of remaining severance and outplacement costs by $0.5 million

      In 2002, we reduced our workforce by 22% and consolidated selected facilities in our continuing effort to optimize operations. The workforce adjustment resulted in the termination of 407 employees. These activities resulted in a restructuring charge of $22 million, which consisted of consolidation of facilities costs of $14 million, severance and outplacement costs of $6 million and other restructuring costs of $2 million. In 2001 we reduced our workforce by 28%, or 740 employees. These workforce adjustments and the consolidation of selected facilities resulted in restructuring charges of $44 million.

Interest and Other Income (Expense)

($ in thousands)

		%		%
		Change 2002		Change 2001
	2003	to 2003	2002	to 2002	2001

Interest income	$3,142	(19)%	$3,862	(30)%	$5,556
Interest expense	(7,142)	(40)	(11,807)	9	(10,804)
Other income (expense)	(665)	(53)	(1,421)	(176)	1,873

Total other income (expense)	$(4,665)	(50)%	$(9,366)	177%	$(3,375)

      Interest income decreased by $0.7 million from 2002 to 2003 and by $1.7 million from 2001 to 2002 primarily due to lower rates of return on short-term investments.

      Interest expense decreased by $4.7 million from 2002 to 2003 primarily due to a decrease in our outstanding debt of $132 million. Interest expense increased by $1.0 million from 2001 to 2002 primarily due to higher debt levels throughout 2002.

      Other income (expense) for 2003 includes fees charged for bank services of $0.7 million and debt issuance cost amortization of $0.7 million offset by $0.8 million in net gains recognized on the sale of investments. Other expense for 2002 includes a $9 million charge for the write-down of long-term investments, for which we determined a decline in value that was other than temporary. The write-down was mainly offset by a $7 million gain on extinguishment of debt resulting from the repurchase of convertible subordinated debentures. Other income for 2001 includes insurance recoveries of $3 million, which was offset by a $1 million charge for the write-down of long-term investments for a decline that was determined to be other than temporary.

Provision (Benefit) for Income Taxes

($ in thousands)

	2003	2002	2001

Net income (loss) before income taxes	$44,573	$(84,297)	$(160,748)
Effective tax rate	15.9%	(32.5)%	(2.8)%

      In 2003, we recorded an income tax provision at an effective rate of 15.9%. The 2003 tax rate varies from the statutory rate primarily due to our having a full valuation allowance against our U.S. based deferred tax assets. This results in a tax provision based on current tax calculations in foreign jurisdictions and only nominal amounts in federal and state jurisdictions due to our substantial U.S. net operating losses. Our 2003 tax rate further varies from the statutory rate as a result of nondeductible expenses and the effect of different tax rates in foreign jurisdictions. We reassess the necessity of our valuation allowance on a periodic basis.

      In the loss years of 2002 and 2001, we recorded income tax benefits at effective tax rates of 32.5% and 2.8%, respectively. During the first quarter of 2002, there was a change in the tax law that increased the years to which we could carry back our 2001 tax loss from two to five years, resulting in a tax refund and tax benefit of $27 million. In addition, our 2002 tax rate varies from the statutory rate due to a valuation allowance being imposed on current year net losses and the write-off of nondeductible intangible assets during the year. Our 2001 tax rate differs from the statutory rate due to a valuation allowance being imposed on 2001 net losses, foreign losses for which no tax benefit may be realized, nondeductible goodwill amortization and research and development credits.

Accrued Preferred Stock Dividend and Accretion of Redemption Premium and Amortization of Beneficial Conversion Feature

      Due to the issuance of $50 million of our convertible Series B preferred stock in the first quarter of 2003 we accrued dividends at 10% compounded daily per annum, accreted the 125% redemption premium and amortized the beneficial conversion feature.

      The Series B convertible preferred stock that we issued to Vista contains certain participation rights. EITF Topic D-95, Effect of Participating Convertible Securities on the Computation of Basic Earnings, requires those securities to be included in the computation of basic earnings per share using the two-class method. The two-class method results in a lower per share calculation and since diluted earnings per share can not be greater than basic earnings per share. The reported diluted earnings per share and basic earnings per share for 2003 were the same.

      Pro forma diluted earnings per share is calculated as net income divided by the diluted weighted average shares outstanding for 2003 assuming the Series B convertible preferred stock was converted into common stock on the preferred stock issuance date. We use pro forma diluted earnings per share in monitoring and evaluating our ongoing financial results and trends. We believe this information is useful for investors because the two-class method will not be applicable in light of the proposed conversion of the Series B convertible preferred stock. As a result, we believe a review of the financial results using this pro forma disclosure provides important insights to our operating results and trends.

      Basic earnings per share for the year ended December 31, 2003 is calculated using the two-class method as follows:

Basic EPS — Two-Class Method

December 31, 2003

(In thousands,
except per share
data)
Net income	$36,725
Preferred stock dividend accretion and amortization	(7,700)

Net income attributable to common shareholders	29,025
Amount allocable to common shareholders(1)	72%

Rights to undistributed income	$20,898

Basic weighted average common shares outstanding	54,453

Basic earnings per share	$0.39

(1) Weighted average common shares outstanding	54,453
Weighted average additional common shares assuming conversion of preferred stock	20,926

Weighted average common equivalent shares assuming conversion of preferred stock	75,379

Amount allocable to common shareholders	72%

Pro Forma Diluted EPS

      Pro forma diluted earnings per share for the year ended December 31, 2003 is calculated as follows:

December 31, 2003

(In thousands,
except per share
data)
Net income	$36,725

Weighted average common shares outstanding	54,453
Dilutive effect of stock options	3,496
Dilutive effect of preferred stock assuming conversion	20,926

Diluted weighted average shares outstanding	78,875

Pro forma diluted earnings per share attributable to common shareholders	$0.47

Quarterly Results of Operations

      The following table sets forth our unaudited quarterly results of operations data for the eight quarters ended December 31, 2003, as well as such data expressed as a percentage of our total revenue for the periods presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

	Quarter Ended

	Dec 31,	Sept 30,	June 30,	March 31,	Dec 31,	Sept 30,	June 30,	March 31,
	2003	2003	2003	2003	2002	2002	2002	2002

	(In thousands)
Consolidated Statement of Operations Data
Net revenues:
Software license	$21,470	$18,710	$16,329	$14,952	$20,589	$21,529	$17,780	$22,939
Hardware	11,075	11,582	11,159	9,165	14,182	16,047	17,829	17,733
Services:
Software license updates and product support	55,795	54,558	53,656	52,304	51,696	49,742	53,054	51,252
Professional services and education	9,046	7,779	8,281	7,987	10,477	9,183	9,432	12,597

Services	64,841	62,337	61,937	60,291	62,173	58,925	62,486	63,849

Total net revenues	97,386	92,629	89,425	84,408	96,944	96,501	98,095	104,521

Cost of revenues
Cost of software license revenues	3,237	4,896	3,655	3,636	3,865	42,581	5,631	5,394
Cost of hardware revenues	9,128	9,314	10,074	8,977	10,665	12,655	14,023	18,534
Cost of services revenues	24,585	25,333	25,190	27,024	29,059	29,846	34,562	34,203

Total cost of revenues	36,950	39,543	38,919	39,637	43,589	85,082	54,216	58,131

Gross margin	60,436	53,086	50,506	44,771	53,355	11,419	43,879	46,390
Operating expenses:
Research and development	11,316	12,274	12,625	13,035	12,764	13,563	14,946	15,571
Selling, general and administrative	29,225	26,809	25,793	24,670	31,952	36,319	39,700	42,755
Restructuring charges	817	—	2,997	—	(295)	22,699	—	—

Total operating expenses	41,358	39,083	41,415	37,705	44,421	72,581	54,646	58,326

Income (loss) from operations	19,078	14,003	9,091	7,066	8,934	(61,162)	(10,767)	(11,936)
Interest income (expense), other, net	(344)	(1,182)	(1,373)	(1,766)	(1,695)	1,560	(8,996)	(235)

Net income (loss) before income taxes	18,734	12,821	7,718	5,300	7,239	(59,602)	(19,763)	(12,171)
Provision (benefit) for income taxes	1,999	2,575	1,250	1,247	573	377	(5,460)	(22,919)

Net income (loss) before cumulative effect of change in accounting principle	16,735	10,246	6,468	4,053	6,666	(59,979)	(14,303)	10,748
Cumulative effect of change in accounting principle	—	—	—	(777)	—	—	—	(51,431)

	Quarter Ended

	Dec 31,	Sept 30,	June 30,	March 31,	Dec 31,	Sept 30,	June 30,	March 31,
	2003	2003	2003	2003	2002	2002	2002	2002

	(In thousands)
Net income (loss)	16,735	10,246	6,468	3,276	6,666	(59,979)	(14,303)	(40,683)
Accrued preferred stock dividend and accretion of redemption premium	(1,742)	(1,704)	(1,669)	(1,274)	—	—	—	—
Amortization of beneficial conversion feature	(353)	(349)	(344)	(265)	—	—	—	—

Net income (loss) attributable to common shareholders	$14,640	$8,193	$4,455	$1,737	$6,666	$(59,979)	$(14,303)	$(40,683)

      The following table presents certain statement of operations items expressed as a percentage of total revenue for each of the eight quarters set forth below:

	Quarter Ended

	Dec 31,	Sept 30,	June 30,	March 31,	Dec 31,	Sept 30,	June 30,	March 31,
	2003	2003	2003	2003	2002	2002	2002	2002

Net revenues:
Software license	22%	20%	18%	18%	21%	22%	18%	22%
Hardware	11	13	13	11	15	17	18	17
Services:
Software license updates and product support	58	59	60	62	53	51	54	49
Professional services and education	9	8	9	9	11	10	10	12

Services	67	67	69	71	64	61	64	61

Total net revenues	100	100	100	100	100	100	100	100

Cost of revenues
Cost of software license revenues	3	5	4	4	4	44	6	5
Cost of hardware revenues	10	10	12	11	11	13	14	18
Cost of services revenues	25	28	28	32	30	31	35	33

Total cost of revenues	38	43	44	47	45	88	55	56

Gross margin	62	57	56	53	55	12	45	44
Operating expenses:
Research and development	12	13	14	15	13	14	15	15
Selling, general and administrative	30	29	29	30	33	38	41	41
Restructuring charges	1	0	3	0	0	23	0	0

Total operating expenses	43	42	46	45	46	75	56	56

Income (loss) from operations	19%	15%	10%	8%	9%	(63)%	(11)%	(12)%

Liquidity and Capital Resources

      As of December 31, 2003, cash, cash equivalents, and short-term investments totaled $164 million, representing 53% of total assets and our principal source of liquidity. In addition, we had restricted cash of $6 million related to various loan and letter of credit agreements.

      Net cash provided by operating activities was $99 million in 2003, as compared to $74 million in 2002. The main contributor to the increase in net cash provided by operating activities was our significantly improved profitability. Cash collections from customers during 2003 were $432 million. In addition, we reduced our days sales outstanding during the year by 11 days to a days sales outstanding of 34 days as of December 31, 2003.

      Net cash used in investing activities was $15 million in 2003 compared to $28 million in 2002. Net cash used in investing activities in 2003 related primarily to net purchases of short-term investments of $9 million as well as property and equipment purchases of $6 million. We currently anticipate 2004 capital expenditures to be approximately $16 million, which is expected to be funded from working capital.

      Net cash used in financing activities was $76 million in 2003 compared to $53 million in 2002. Net cash used in financing activities in 2003 resulted from net repurchases of convertible debentures of $129 million, preferred stock proceeds of $43 million, common stock issuances relating to various stock purchase and option plans of $17 million and net payments on borrowings of $7 million.

      Net cash provided by operating activities was $74 million in 2002, while net cash used in operating activities was $35 million in 2001. This increase was mainly driven by an improvement in our net loss position. In addition, cash collections from customers during 2002 were $450 million. Days sales outstanding during the year decreased by 19 days to a days sales outstanding of 45 days as of December 31, 2002. In addition, we received a $27 million federal income tax refund due to a change in the tax law which increased the number of years to which we could carryback our 2001 loss from two years to five years.

      Net cash used in investing activities was $28 million in 2002 compared to $24 million in 2001. Net cash used in investing activities in 2002 related primarily to net purchases of short-term investments of $17 million as well as property and equipment purchases of $11 million.

      The net cash used in financing activities was $53 million in 2002 compared to net cash provided by financing activities of $48 million in 2001. Net cash used in financing activities in 2002 resulted from net repurchases of convertible debentures of $60 million, net borrowings of $5 million, and common stock issuances relating to various stock purchase and option plans of $3 million.

      On February 13, 2004, we entered into a $100 million revolving credit facility with a number of financial institutions led by Comerica Bank, which is also administrative agent, and The CIT Group/Business Credit, Inc., which is also collateral agent. This credit facility amended and restated our prior $50 million credit facility with Comerica Bank entered into on August 9, 2002. It eliminated the prior facility’s borrowing base requirements and other related restrictions. The revolver has a three-year term and is secured by substantially all of our assets, including the stock of our significant subsidiaries. We can select interest options for advances based on the prime rate or eurocurrency rates, which include margins that are subject to quarterly adjustment. The revolver includes a $10 million sub-line for issuance of stand-by letters of credit. Mandatory prepayment and reduction of the facility is required in the amount of 100% of permitted asset sales over $1 million annually and 100% of the proceeds of future debt issuances, subject to certain exclusions. The revolver can be used for working capital, general corporate purposes and the financing of capital expenditures. The credit agreement includes customary representations and warranties and covenants. The financial covenants include minimum liquidity ratio, minimum fixed charge coverage ratio, minimum earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, maximum debt to EBITDA ratio and minimum tangible net worth tests. At December 31, 2003, we had $41 million outstanding under our borrowing agreements, of which $2 million was paid prior to February 13, 2004 in accordance with the original payment terms and the remaining $39 million was refinanced with this new $100 million revolving credit facility. The $39 million principal balance is due in February 2007 and is classified as long term borrowings in the consolidated financial statements.

      On August 9, 2002, we entered into a Credit Agreement with Comerica Bank-California as administrative agent, and CIT Business Credit as collateral agent, which provides us with a $25 million three-year revolving loan facility and a $25 million senior secured four-year term loan. As of December 31, 2003, we had $17 million outstanding under the term loan with the applicable interest rate at 4.15%, no amounts outstanding under the revolver and had utilized $1.1 million in letters of credit. The term loan has a four-year term. During the first quarter of 2003, we signed Amendment No. 1 to the Credit Agreement. This amendment clarified the accounting for the convertible preferred stock in the covenant computations, revised the liquidity ratio and the tangible net worth covenant requirements, and gave bank consent for the repurchase of 100% of the convertible subordinated debentures with cash. During the second quarter of 2003, we signed Amendment No. 2 to the Credit Agreement. The agreement extended the deadline by which the stock of certain of our subsidiaries was required to be pledged as collateral. We were in compliance with all related covenants and restrictions as of December 31, 2003. On February 13, 2004, we entered into a $100 million revolving credit facility which restated and amended the August 9, 2002 credit agreement.

      We incurred $150 million of principal indebtedness ($490 million principal at maturity) from the sale of zero coupon convertible subordinated debentures in August 1998. During 2002, we repurchased $176 million principal at maturity utilizing $60 million of cash. In the first quarter of 2003, we paid $5.6 million to repurchase convertible debentures in the open market. This repurchase reduced the principal amount of the convertible debentures due at maturity from $314 million to $300 million. Pursuant to the terms of the debentures, we were obligated to repurchase all debentures properly tendered on August 11, 2003 at a repurchase price of $412 for each $1,000 principal amount at maturity. In connection with the repurchase, we paid $122.8 million in cash to repurchase $298 million in principal amount at maturity, which represented 99% of the outstanding convertible subordinated debentures. On December 29, 2003, we paid $1 million to repurchase the final 1% of the outstanding convertible subordinated debentures. As of December 31, 2003, we had retired the entire balance of the convertible subordinated debentures.

      In October 2001, we entered into a five-year loan with Fremont Bank in the amount of $25 million. During the third quarter of 2003, we signed a letter agreement to amend the Loan and Security Agreement to reduce the floor rate to 7% effective September 1, 2003. The loan is secured by a security interest in our buildings in San Jose and the bank also required that we supply a $3 million letter of credit, which is recorded as restricted cash on the balance sheet as of December 31, 2003. There are no amounts currently outstanding under this facility.

      In addition to these lines of credit, we have two outstanding bank guarantees with a European bank that are required for daily operations such as payroll, import/export duties and facilities. As of December 31, 2003, approximately $3.1 million was recorded as restricted cash in other current assets on the balance sheet related to these bank guarantees.

      On November 14, 2002, we entered into a Preferred Stock Purchase Agreement with Vista pursuant to which Vista agreed to purchase $50 million of our Series B convertible preferred stock, which represented approximately 30% of our outstanding shares on a fully diluted basis, assuming conversion at the initial conversion price. We received $44 million in net proceeds from this transaction. This equity entitled the holders to receive cumulative dividends, which accrued daily at 10% per annum. On or after the tenth anniversary of the closing, we had an obligation to redeem each share of unconverted Series B convertible preferred stock for cash at a redemption price equal to 125% of the original purchase price plus accrued and unpaid dividends. Additionally, in the event that we declared a dividend or distribution to the holders of common stock, the holders of Series B convertible preferred stock would have been entitled to equivalent participation on an as-if-converted basis in such dividend or distribution. In conjunction with the completion of this offering, Vista will convert all of its Series B convertible preferred stock into common stock. Consequently, after the completion of this offering, Vista will no longer be entitled to receive the cumulative dividends or to exercise the redemption rights which were associated with the Series B convertible preferred stock.

      We believe that cash, cash equivalents, and short-term investments will be sufficient to meet our operating cash needs for at least the next twelve months. However, we continually evaluate opportunities to improve our cash position by selling additional equity, debt securities, obtaining and renegotiating credit facilities, and restructuring our long-term debt. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. In addition, we will, from time to time, consider the acquisition of or investment in complementary businesses, products, services and technologies, and the retirement of debt, which might affect our liquidity requirements or cause us to issue additional equity or debt securities. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Contractual Obligations

	Payments Due by Period

		Less
		than 1			After
Contractual Obligations	Total	Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Lines of credit(a)	$17,187	$1,563	$15,624	$—	$—
Long term debt(a)	23,792	30	23,762	—	—
Capital lease obligations	189	139	50	—	—
Operating leases	81,426	16,232	27,488	8,905	28,801
Purchase obligations(b)	62,612	18,192	20,420	17,000	7,000

Total contractual obligations	$185,206	$36,156	$87,344	$25,905	$35,801

(a)	Based on the terms of the February 13, 2004 debt refinancing as above.

(b)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancellable without penalty.

Off-Balance Sheet Arrangements

      We have no material off-balance sheet arrangements other than operating leases that are discussed in the consolidated financial statements.

Vista Transaction

      Vista has agreed to convert all of its Series B convertible preferred stock into 22,222,222 shares of our common stock immediately prior to the completion of this offering, of which 8,850,000 shares will be sold in this offering. In consideration for this voluntary conversion, we have agreed to issue Vista 200,000 additional shares of our common stock and pay Vista a $3 million transaction fee. Additionally, Vista will retain the right to nominate two directors to serve on our board and to have an approval right over certain significant corporate matters until such time as its share ownership falls below 4,500,000 shares of its originally purchased and converted common stock. The fair market value of the 200,000 shares issuable to Vista and the $3 million transaction fee will be charged to net income attributable to common shareholders in the quarter in which this offering closes, together with the $16.3 million unamortized balance of the beneficial conversion feature associated with the issuance of the preferred stock.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to financial market risk from fluctuations in foreign currency exchange rates and interest rates. We manage our exposure to these and other risks through our regular operating and financing activities and, when appropriate, through our hedging activities. Our policy is not to use hedges or other derivative financial instruments for speculative purposes. We deal with a diversified group of major financial institutions to limit the risk of non-performance by any one institution on any financial instrument. Separate from our financial hedging activities discussed below, material changes in foreign exchange rates, interest rates, and, to a lesser extent, commodity prices could cause significant changes. These changes could affect costs to manufacture and deliver our products and in our customers’ buying practices. We have not substantially changed our risk management practices during 2003 and do not currently anticipate significant changes in financial market risk exposures in the near future that would require us to change our risk management practices.

      Debt and Interest Expense: Our outstanding line of credit of $41 million under the Credit Agreement with Comerica Bank and CIT Business Credit is sensitive to changes in interest rates. A sensitivity analysis assuming a hypothetical 10% movement in interest rates applied to our outstanding line of credit balance as of December 31, 2003, indicated that such market movement would not have a material effect on our operating results. The interest rate on our $23.8 million loan that is secured by our San Jose, California buildings is re-measured semi-annually at the LIBOR rate plus 3.75% subject to a floor of 7% and a ceiling of 14%. As a hypothetical 10% movement in the LIBOR rate would not increase the sum of the LIBOR rate plus 3.75% above the floor rate of 7%, the interest expense relating to this loan would not be materially impacted by a hypothetical 10% movement in interest rates.

      Foreign Currency Exchange: Revenues generated from international operations are generally denominated in foreign currencies. We enter into outright forward foreign exchange contracts to hedge against fluctuations of significant intercompany account balances and monetary assets and liabilities denominated in a non-functional currency. In general, these contracts have maturities of one month or less. Market value gains and losses on these hedge contracts are substantially offset by fluctuations in the underlying balances being hedged, and the net financial impact has not been material in any of the three years presented. As of December 31, 2003, our primary net foreign currency market exposures included Euros, British pounds, and Australian dollars.

      A sensitivity analysis assuming a hypothetical 10% movement in foreign exchange rates applied to our hedging contracts as of December 31, 2003, indicated that these market movements would not have a material effect on our business, operating results, or financial condition. Actual gains or losses in the future may differ materially from this analysis, depending on actual changes in the timing and amount of interest rate and foreign currency exchange rate movements and our actual balances and hedges. Foreign currency rate fluctuations can impact the U.S. dollar translation of our foreign operations in our consolidated financial statements. In 2003, these fluctuations have not been material to our operating results.

      Interest and Investment Income: Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. Our investments are in debt instruments of the U.S. Government and its agencies, and in high-quality corporate issuers and, by policy, limit the amount of credit exposure to any one issuer. These investments are subject to interest rate risk, and could decline in value if interest rates increase. The average duration of our investment portfolio as of December 31, 2003 was 1.3 years. Due to the short duration and conservative nature of these instruments, we believe an immediate 10% change in interest rates would be immaterial to our operating results.

BUSINESS

      We are a leading provider of software, hardware and services that enable businesses to manage and optimize enterprise communications. We develop, market, license and support an end-to-end, integrated suite of contact center software applications that supports and manages customer communications, customer and contact center information and workforce productivity. Our solutions allow businesses to better service their customers by connecting them to appropriate resources, functionalities or applications, regardless of user location or method of communication. We have focused exclusively on contact center solutions since our inception in 1985. We have a well established global customer base including more than two-thirds of the Fortune 50, in a broad range of industries including transportation, financial services, insurance, telecommunications and outsourcing.

Industry Overview

      The contact center has become an important component of business strategy, evolving from an organizational outpost to a vital strategic resource. Historically, call centers were viewed as a necessary expense for providing customer support. Today, enterprises manage customer communications across a wide variety of technologies, helping transform traditional voice-based call centers into integrated multi-channel contact centers. Contact centers provide valuable customer information that enables enterprises to understand customer buying trends, target markets more effectively, and increase revenue. Therefore, contact centers are now increasingly perceived as profit centers instead of cost centers.

      Evolution of Contact Center Technology. In the mid-1980s, call center technology was limited to the distribution of voice calls to customer service representatives using automatic call distributors, or ACDs. This technology grew to encompass inbound and outbound calls and the coordinated management of multiple call centers. As large numbers of enterprises implemented customer relationship management, or CRM, software systems to record and track front-office customer interactions, it became necessary to integrate contact center solutions with these systems. Computer telephony integration, or CTI, routed customer information along with voice calls to customer service representatives, enabling them to more efficiently service customers. The development of text-to-speech and speech recognition technologies allowed interactive voice response technology, or IVR, to service customers without employing live customer service representatives. The development of workforce management software helped companies automate the complex task of scheduling large workforces with varied skills and responsibilities. Quality monitoring and recording technology also became a critical call center component that enabled companies to constantly evaluate their interactions and processes. The widespread adoption of the Internet in the late 1990s required companies to manage a broader variety of customer contact channels, including e-mail and the Web. Contact center applications are also converging as key contact center functionalities such as those of ACDs, CTI, and IVR are integrated.

      Increased Demand for Open, Standards-Based Solutions. As call center infrastructure technology was developing, call center hardware and software solutions were typically purchased from a single vendor which had its own proprietary architecture and offered limited support for and interoperability with third-party applications and systems. While such systems may have initially provided a complete contact center solution, technological advances and the increasing heterogeneity of technology infrastructures have outpaced the ability of individual proprietary platform vendors to offer a comprehensive end-to-end solution. As a result, there is an increasing demand for open standards-based solutions that can address the full range of contact center needs.

      The Trend Towards Remote Contact Center Solutions. Advances in contact center technology and the reduction of international communications costs have been driving a significant industry trend towards remote call center solutions. Companies save substantial labor costs and are able to more cost-effectively provide around the clock customer support by off-shoring, or moving contact centers to international or other off-site locations, or by outsourcing contact center services to a third party. For example, companies have been moving or outsourcing their contact centers to countries such as India and the Philippines that have large, educated workforces at lower labor costs. According to a November 2003 IDC report, the offshore component of IT services in the U.S. could rise from 5% to 23% by 2007, representing a $46 billion market and a 55% compounded annual growth rate. The outsourcing and off-shoring of contact center operations and the globalization of customer bases will increase the demand for contact center solutions that can function seamlessly across global data networks and manage the related security and quality control challenges. Many companies are exploring options to centralize the management of contact centers while geographically dispersing agents with the aim of reducing costs while simplifying administration, reporting and analysis.

      Workforce Management and Optimization Challenge. The most significant cost in operating a contact center is personnel and related expenses. The complexity of contact center operations and the related demands being placed on contact center managers create the need for effective tools for forecasting, scheduling, staffing, managing and optimizing contact center operations. Workforce management software allows supervisors to efficiently and effectively manage the challenges of contact center labor. An optimal workforce management solution should help forecast customer demand based on changing business and customer requirements, schedule staff according to agent skill level and customer demand, and plan employee schedules. Also, it should accommodate new communication media as they are added and integrate with training applications so agent training on new products or skills is part of the overall schedule consideration. By matching the contact center operation needs with the individual agent’s schedule preferences and skill sets, contact center managers can improve employee retention and job satisfaction and increase productivity in a cost-effective manner. The market for workforce management software in the U.S. alone is expected to grow from approximately $139 million in 2002 to $819 million in 2007, which represents a compounded annual growth rate of 45%, according to a November 2003 report by Saddletree Research, an independent market research firm.

      Analytics and Consolidated Reporting. Multiple communications media, geographically dispersed sites and increasing pressures to increase operational efficiency are generating demand for applications that enable users to capture and view data in dynamic and immediate ways. These applications must gather data from a variety of media and contact center applications into an open-standards based repository against which standard tools can be applied for analytics and reporting. They should be dynamic enough to allow users to view high-level operational metrics as well as allow them to view details specific to particular agents. This would enable users to make informed decisions and rapid changes to how customer interactions are being handled based on the depth and breadth of information they can access.

      The Emergence of VoIP. VoIP, together with other Internet technologies is anticipated to be the next major advance in communications. VoIP permits the movement of voice traffic over the Internet using Internet Protocol, improving the performance of a converged system, and typically lowering transmission costs relative to PSTN by enabling the consolidation of networks and the bypass of toll charges for long distance voice. Instead of two separate networks for voice and data, voice calls flow over the data network similar to other communications such as e-mail. Therefore, in order to support VoIP, contact centers will have to employ software-based applications that blend voice, e-mail and Web communications into a single queue and route them intelligently over a data network to the optimal destination. Convergence of voice and data networks in the contact center has been and will continue to be evolutionary due to its mission critical role in business. This will drive the need for a migration strategy which is not disruptive to businesses and which offers support for legacy and converged networks.

      We believe that a significant opportunity exists for a comprehensive and integrated contact center solution that addresses the needs of businesses to better service and support customers in the most cost-effective manner. Such a solution must be able to facilitate interactions with customers over a variety of communication protocols. At the same time, the solution must help optimize workforce forecasting and scheduling to match the right personnel to each customer inquiry. Finally, the solution must integrate with a broad range of industry standard hardware and emerging technologies through an open architecture.

Our Solution

      We are a leading provider of contact center solutions that drive customer communication, customer and contact center information and workforce productivity. Our solutions are delivered through an integrated suite of software and hardware products and services developed around our Uniphi business communications architecture. Our solutions unify the contact center and the enterprise and enable our customers to effectively manage communications in a variety of media while integrating third-party applications, storing and reporting data for business intelligence and efficiently managing workforce and business relationships. Our solutions allow customers to increase revenue, improve customer satisfaction and reduce costs while enabling them to effectively manage geographically disperse contact centers.

      Key advantages of our solution include:

      Improved Contact Center Productivity and Customer Satisfaction. Our advanced call-routing software can be integrated with various information sources such as enterprise databases where critical information about customers is stored, including such data as customer entitlements, buying histories, service case histories and account balances. This integrated solution helps identify callers, access data about them and make an informed decision about which resource is best suited to answer the call, thereby saving time, reducing toll charges and boosting customer satisfaction. An integrated routing application also brings customer information to agent desktops when the contact arrives or is transferred, dramatically reducing customer wait time, enhancing the agent’s ability to deliver effective service and making the selling of additional products and services to the customer easier. Our self-service application also improves productivity and customer satisfaction by allowing companies to let customers handle routine interactions and inquiries on their own. This reduces the queue for live agents, allowing them the time to focus on more complex or non-routine issues.

      Effective Management of Multiple Communication Channels. Our solutions allow enterprises to support customer inquiries from traditional and non-traditional communication channels. Our solutions’ multi-channel capabilities allow companies to manage telephone, e-mail and Web contacts in a virtual queue, helping them to ensure a consistent and high-quality response for all contact channels, maximizing the use of agent skills, increasing agent productivity and providing selling opportunities.

      Decreased Costs of Operating Contact Centers. Our business communications solutions enable our customers to lower the total cost of operating their contact centers. We employ skills-based routing to transfer calls across sites efficiently, reducing phone charges by getting contacts to the most appropriate resource quickly and reducing the number of transfer operations. In addition, our intelligent network-level management solutions employ pre-call routing techniques to reduce toll charges that companies pay to service carriers. Our self-service application enables our customers to let their customers handle many of their own transactions around the clock, reducing the amount of live service required and thereby decreasing costs. Our workforce management software forecasts workloads, optimizes agent scheduling, and minimizes labor costs. Our interoperable products enable our customers to run our software platform on a wide variety of communications hardware, thereby permitting them to utilize existing hardware, or upgrade to converged VoIP networks, which reduces the costs of managing multiple networks.

      Powerful Analytics and Reporting. Our integrated contact management software suite provides in depth information that can be reported and analyzed. Key performance indicators, such as hold times and dropped calls, can be tracked across globally distributed contact centers. Other indicators related to corporate data such as amount of revenue can also be tracked. Our solution provides reports in real-time, allowing our customers to respond quickly to critical customer service issues and to track their customers’ behavior and responses.

      Integrated, Scaleable and Interoperable Architecture. Our Uniphi architecture offers a number of advantages that enable us to improve integration and interoperability with multiple contact center environments and third-party hardware and software offerings as well as accelerate the time to develop and release new applications and functionality and reduce support costs. Our software solutions are flexible and scaleable to allow our customers to incorporate complementary software applications, whether designed by us or a third party, in a cost efficient manner and our use of widely accepted industry standards makes our products easy to implement. Because customers can continue to use their pre-existing contact center infrastructure, they can preserve their legacy investments while adding functionality from newer technologies such as VoIP. The open and modular Uniphi architecture reduces the risks and time associated with changes such as product migration or addition of new applications. As new standards and technologies emerge, we plan to integrate these standards and features into our technology.

      Accelerated Implementation Through Our Service Offerings. Our professional services, education and support services provide our customers with access to experienced personnel who specialize in complex multi-vendor contact center environments. Our service organization’s expertise in developing and implementing contact center solutions across industries, coupled with expertise in the application of our solutions to specific business strategies, enables our customers to extend the standard capabilities of our products and help transform traditional call centers into integrated multi-channel contact centers. Our education personnel help train our customers’ personnel to effectively utilize the capabilities of our solutions. Our support services help ensure that our systems continue to operate in complex multi-vendor environments.

Our Strategy

      Our objective is to extend our position as a leading provider of integrated contact center software and hardware solutions. Our strategy includes the following key elements:

      Grow Our Customer Base. We intend to grow our customer base by further penetrating our existing markets and by addressing high growth opportunities such as the demand for integrated inbound/ outbound solutions, the small and medium sized enterprise market, and the trend toward contact center outsourcing. We recently released our Iphinity integrated product suite to address the small to medium sized business market and we have established a relationship with SER Systems to target the integrated inbound/outbound market. We have many leading U.S. and international outsourcing companies as our customers and we intend to further expand our presence in this growing market. We also intend to grow our enterprise customer base by continuing to add new functionality and emerging communication protocols to our Uniphi product suite.

      Drive Further Growth in the Global Outsourcing Market. We believe that the global trends toward moving contact centers off-shore, consolidating contact centers and outsourcing call centers, both domestically and internationally, represent large and growing market opportunities. Our solutions allow our customers to take advantage of global labor opportunities, centralized administration, and expanded call-handling capacity. In addition, our solutions enable customers to transfer contact center workload, business rules and workflow conventions to new locations without business disruption. Our VoIP solutions enable customers to centralize infrastructure while deploying agents globally. We plan to continue to grow our remote solutions business.

      Further Penetrate Our Existing Customer Base. We have a large, established customer base, including more than two-thirds of the Fortune 50. The strategic importance to the contact center of our infrastructure and application platform facilitates long-term relationships with our customers. We intend to continue to sell additional products and services, such as analytics and workforce management, to our existing customer base.

      Continue to Develop Our Open, Flexible Technology Platform. We will continue to develop and sell products that customers can use with their existing contact center infrastructure, while enabling the migration to newer technologies such as VoIP. We believe our platform-agnostic architecture is a competitive advantage and continues to play a major role in customer buying decisions.

      Expand Relationships with Technology and Distribution Partners and Develop Strategic Alliances. We plan to extend, enhance and develop relationships with leading services and technology companies, including system integrators, hardware vendors, and other independent software vendors. We intend to leverage our relationships to integrate complementary technologies with our solutions, ensure access to emerging standards, increase our insight into future industry trends and further expand our international presence.

      Pursue Strategic Acquisitions. In addition to our internal research and development efforts, we evaluate acquisitions of companies that could extend our product offerings, technology expertise, industry knowledge, and global customer base. Since 1995, we have completed six acquisitions that have expanded our product suite and customer base. We intend to selectively pursue additional acquisitions in the future as opportunities arise.

Products

      We develop, market and support software and hardware products designed to enable organizations to provide a high level of service to their customers. Our solutions are based on our Uniphi architecture, which connects the contact center to the enterprise by integrating the applications that drive customer communications, customer and contact center information, and workforce productivity. We offer our software products as integrated suites or separate modules, depending on customer requirements. Our applications work together to optimize contact center performance and simplify administration and management. The following diagram of our contact center solutions illustrates how individual applications support communications, information and workforce management:

      The following table summarizes our software product suites, their individual applications and their capabilities within the contact center:

Product Suite	Application	Capability

Call Center – PSTN Application	Aspect Call Center	Customer call-handling system processes up to 200,000 peak inbound and outbound calls an hour, routes calls according to agent skills, simultaneously queues calls across multiple sites and provides tools for reporting real-time and historical data
	Aspect Iphinity Call Center	Packaged solution targeting small to medium sized call centers

Call Center – PSTN and hybrid solutions	Aspect Uniphi Connect	Enables enterprises to operate a hybrid combination of IP/ PSTN contact centers on a single platform
	Aspect IP Network InterQueue	IP-based solution for connecting up to 128 Aspect Call Center systems for simultaneous inter-switch call queuing and routing
	Aspect WinSet software and VoIP	Enables remote connectivity which links agents at branch offices or home offices seamlessly to the Aspect Call Center and gives them all the tools onsite agents have, over PSTN or VoIP networks
	Aspect Remote StaffCenter	Extends the full agent and supervisor functionality of the Aspect Call Center to remote locations
	Aspect TeleCall Dialer	Automates outbound contacts
	Aspect Call Center Reports	Reporting tools which display historical and real time call center statistics

Self Service Interactive Voice Response	Aspect Customer Self Service	Platform supporting speech-recognition, text-to-speech, and voiceprint identification

Workforce Management	eWorkforce Management	Forecasting, automated scheduling and performance monitoring of contact center operations
	Empower	Employee self-service for schedules and schedule change requests
	Perform	Monitoring agent performance and schedule adherence
	Multisite	Forecasting, staffing and scheduling across multiple contact centers
	Iphinity WFM	Workforce management for small and medium-sized contact centers

Analysis & Reporting	Aspect Customer DataMart	Cross-platform contact center data gathering and analysis
	Aspect Performance Optimization for eWorkforce Management	Statistical analysis of agent performance
	Aspect Call Center Reports	Standard reporting tools and templates

Contact Center Integration	Aspect Contact Server	Platform for computer-telephony integration
	Aspect Enterprise Contact Server	Adds advanced routing capabilities for multi-site, multi-channel contact centers
	Aspect Carrier Routing	Enables pre-call routing decisions
	Aspect Web Interaction	Adds live-service to web sites with text chat, shared browsing, call back
	Aspect Scheduled Callback	Offers callers option of being called back rather than queuing

     We also provide hardware products and solutions including:

Product Suite	Description

Aspect Call Center — Automated Call Distribution Platform	Customer call-handling system processes up to 200,000 peak inbound and outbound calls an hour, routes calls according to agent skills, simultaneously queues calls across multiple sites and provides tools for reporting real-time and historical data

Call Center Accessories	Headsets, telephones and wall displays

Hardware	Servers, cards, racks and other hardware installed as part of a customer implementation

Technology and Architecture

      We developed our enterprise communication solutions based upon our extensive experience in building innovative leading contact center solutions. Our Uniphi business communications architecture extends the contact center across the enterprise by integrating the complex applications that drive customer communications, customer and contact center information, and workforce productivity.

      Our open architecture is modular, flexible and interoperable within multi-vendor environments. We incorporate open standards into the design of our products to optimize the integration and interoperability with third-party contact center technologies and applications such as quality monitoring and recording, outbound dialing and analytics. In addition, we offer integration modules that make connecting to a wide range of applications in the contact center and the enterprise less costly than developing customized interfaces to proprietary systems. We offer connectivity to key customer relationship management applications from leading vendors such as Oracle, PeopleSoft, SAP and Siebel Systems. By integrating with these applications, our solutions deliver valuable customer information to any live or self-service resource serving any given customer. We were an early advocate of open standards-based call center technology and continue to advocate, develop and incorporate open standards into our industry solutions.

      Standards-based products are a critical part of our Uniphi solutions and product roadmap. As such, we continue to incorporate standards into our product roadmap as evidenced by the standards that we currently support in our range of communications, workforce and information solutions. In addition to incorporating standards, we support common operating systems, languages, hardware, networking protocols, database and data storage mediums and front office applications.

      We continuously evaluate and invest in research and development to expand our product roadmap to consider emerging standards. We developed our open architecture to easily accommodate the integration of emerging technologies such as Web services and Voice eXtensible Markup Language, or VXML, and support our customer’s choice of standards. In addition, we enable our customers to create and quickly modify business rules to drive live and self-service communications between them and their customers. Our open architecture provides a flexible and low-cost solution that scales to address the evolving communication and infrastructure demands of our customers.

Customer Service and Support

      We believe that superior customer service and support is critical to retaining and expanding our customer base. Our customer service group provides technical support and maintenance, consulting, installation and education services to help our customers successfully implement, upgrade and utilize our products.

      Our technical support and maintenance services are provided primarily by support centers located around the world and include telephone support and remote field support. In addition, our eServices online support enables our customers to download software updates and technical information and open and track support cases on the Web. We offer various levels of support, ranging from basic support to 24 by 7 mission critical support. Pricing of support services is generally based on the level of support selected and the number of users authorized to access our products. Our contracts generally include update rights for licensed products.

      Our Global Professional Services group provides services that include the installation and implementation of our products. Our end-to-end consulting services include project design, requirements analysis, implementation, and closure. These services are generally billed on a fixed price or time and materials basis. We also partner with third-party systems integrators, or SIs, to provide additional coverage and complementary technical skills.

      Our education services include training courses, which are provided in our training centers or at customer sites around the world. These services are generally billed on a per person, per class basis.

Customers

      We have a well established global customer base including more than two-thirds of the Fortune 50, with customer deployments worldwide across a broad range of industries and markets including transportation, financial services, insurance, telecommunications and outsourcing. No customer accounted for 10 percent or more of revenue in 2003. The following table lists many of our largest customers by 2003 revenue:

Internal Revenue Service

HSBC Holdings plc
The Royal Bank of Scotland plc
Comcast Corporation
Verizon Communications Inc.
Cox Communications, Inc.
Countrywide Financial Corporation
Wachovia Corporation
Startek USA, Inc.
DaimlerChrysler AG
Time Warner Inc.
H3G, a subsidiary of Hutchison Whampoa Ltd.
FleetBoston Financial Corporation
Arvato AG

Sales and Marketing

      We sell and market our products and services in the U.S. primarily through our direct sales force and internationally through our direct sales force and VARs. Our direct sales force is comprised of inside sales and field sales personnel. Our sales people are located in more than 20 major cities worldwide. Our sales efforts target companies of varying sizes across diversified industries. A key aspect of our sales strategy is to increase sales through indirect channels including VARs and SIs. In addition, we plan to continue to develop alliances with key technology partners who integrate their products or services with our products or services to offer customers a complete solution.

      We have a variety of marketing programs designed to create global brand recognition and market awareness for our product and service offerings. We market our products and services through our Web site, direct mail and online and print advertising. In addition, our marketing initiatives include hosting user conferences and active participation in tradeshows and industry events, cooperative marketing efforts with our customers and partners, publication of technical and educational articles in industry journals, sales training, product and strategy updates with industry analysts, speaking engagements, and preparation of competitive analyses. Our marketing organization also produces materials in support of sales to prospective customers that include programs and materials, brochures, data sheets, white papers, presentations, demonstrations and other marketing tools.

Research and Development

      Our product development efforts are focused on improving and enhancing our existing products as well as developing new products to broaden our offering and market opportunity. These efforts are largely driven by current and anticipated customer and strategic partner needs. Our research and development expenditures for 2003, 2002 and 2001 were $49 million, $57 million and $96 million, respectively, which represented 14%, 14% and 21% of total revenues, respectively.

      We invest a vast majority of our research and development budget to increase the functionality and interoperability of our software solutions.

Manufacturing

      We outsource our manufacturing operations to third-party suppliers. We order materials with different lead times, generally 30 to 90 days ahead of the required date of delivery. Because this is a longer time frame than the average customer order to shipment cycle, we authorize our third-party suppliers to acquire materials and build standard sub-assemblies based on forecasted production requirements. Upon receipt of firm orders from our customers, we instruct our third-party suppliers to assemble, configure, test and ship systems to meet our customers’ request dates. We have established manufacturing procedures with our third-party suppliers that are designed to achieve rapid response to customer orders.

Competition

      The markets in which we operate are intensely competitive and rapidly changing. Our competition includes workforce management software vendors such as Blue Pumpkin and IEX, a subsidiary of Tekelec, and certain product lines of diversified communications equipment companies, including Avaya; Cisco Systems; Genesys, a subsidiary of Alcatel; and Nortel Networks. The principal competitive factors in our industry include quality, reliability, performance, price, level of customer support, reputation, timely introduction of new products, functionality and market presence.

      Our future anticipated growth and success will depend on our ability to develop superior, cost-effective products, continue developing alliances with key technology partners, provide superior customer service and support, and expand our market reach relative to our competitors. Many of our competitors have greater name recognition, larger installed customer bases, longer operating histories and significantly greater financial, technical, sales, marketing and other resources than we do. Our competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us. Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors.

Properties

      Our headquarters currently occupy three office buildings, totaling approximately 285,000 square feet, in San Jose, California. Two of the buildings are owned and the third building is leased. The owned buildings are approximately 209,000 square feet in total. We occupy approximately 90,000 square feet in facilities located in Tennessee that are leased through 2006. We also occupy 105,000 square feet in facilities located in Massachusetts that are leased through 2009. Other North American sales and support functions operate from various leased multi-tenant offices nationwide covering a total of 61,000 square feet with leases expiring as late as 2010. Additionally, we lease approximately 244,000 square feet of space in North America that is currently unoccupied, of which we sublease approximately 39,000 square feet as of December 31, 2003.

      We have several facilities to support our European operations. Our principal U.K. operations are located near London in facilities totaling approximately 30,000 square feet and are leased through 2023. Other significant European facilities are located in Germany and the Netherlands. In Asia, we occupy sales and support offices in Japan, Singapore, Hong Kong and Australia.

Intellectual Property

      We rely on a combination of patent, trademark, copyright and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We file patent applications to protect inventions and improvements that are significant to the development of our business. As of January 31, 2004, we held 96 issued United States patents and a lesser number of issued foreign patents and have pending 54 United States patent applications and a lesser number of corresponding foreign patent applications that cover various components of our technology. Our United States issued patents expire on dates ranging from 2004 through 2022. There can be no assurance that any of the claims in the pending applications will be allowed, that any issued patents will be upheld, that competitors will not circumvent our patents, or that any patents or licenses will provide competitive advantages for us or our products.

      We believe that customer perception of our brand and trademarks is important to our success. We have eight trademarks registered in various jurisdictions globally.

      We generally enter into non-disclosure agreements with our employees, consultants, customers and vendors, and generally control access to and distribution of our software, documentation and other proprietary information. We provide our proprietary software to customers under license agreements. Despite these precautions, unauthorized third parties may copy or otherwise obtain and use our technology. In addition, third parties may develop similar technology independently.

      We hold licenses from various third parties regarding rights to certain technology that we incorporate in our products. We have also entered into standard commercial agreements with several suppliers of operating systems, databases and other software used for development and implementation of our products. We believe that the licensing of complementary technologies and software from parties with specific expertise is an effective means of expanding the features and functionality of our products. These licenses are ongoing and generally involve the payment of a fixed license fee or royalties based on the volume of systems we ship over periods of time.

      Despite our efforts to protect our intellectual property, we cannot assure you that the steps we take will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. The laws of many countries do not protect proprietary technology to as great an extent as do the laws of the United States. Moreover, the market for our products is subject to rapid technological change and therefore we also believe that factors such as the technological and creative skills of our personnel and new product developments and enhancements are essential to establishing and maintaining a technology leadership position.

Employees

      As of December 31, 2003, we had 1,291 full-time employees. None of our employees is represented by a labor union. We have never experienced a work stoppage and believe that our relationship with our employees is good.

Legal Proceedings

      We are subject to various legal proceedings and claims that arise in the normal course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, we do not believe that the outcome of any of these legal matters will have a material adverse effect on our business, operating results or financial condition. However, litigation in general, and intellectual property litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict.

      On May 20, 2003, Electronic Data Systems Corporation, or EDS, made a demand for arbitration with the American Arbitration Association in connection with the Master Services Agreement entered into by us and EDS in December 2000 in which we outsourced certain of our IT needs to EDS. A dispute arose between us and EDS over the services and charges to be performed and paid under the Master Services Agreement and we terminated the Master Services Agreement for EDS’ breach of the agreement. EDS alleges that we breached the Master Services Agreement and implied warranties associated with the Master Services Agreement, committed fraud, engaged in negligent misrepresentation and that EDS is entitled to approximately $26 million in damages plus reasonable attorneys’ fees. On June 11, 2003, we filed our answer and counterclaims in which we denied every allegation made by EDS, denied that EDS is owed any amount in damages, and counterclaimed that EDS breached the Master Services Agreement, committed fraud, engaged in fraudulent and unfair business practices and therefore we are entitled to damages, restitution and disgorgement in an amount to be proven in the arbitration. The arbitration hearing commenced on February 17, 2004.

MANAGEMENT

Directors

      The names of our directors, their ages, and certain other information about them as of January 30, 2004 are set forth below:

			Director
Name of Director	Age	Principal Occupation	Since

Barry M. Ariko	57	Chief Executive Officer and President, Mirapoint, Inc.	2002
Donald P. Casey	57	Consultant; former President and Chief Operating Officer, Exodus Communications, Inc.	2001
Norman A. Fogelsong	52	General Partner, Institutional Venture Partners	1985
John W. Peth	55	President and Chief Executive Officer, Business Resource Group	1992
A. Barry Rand	59	Interim Chairman of the Board of Directors; Chairman and Chief Executive Officer, Equitant Limited	2003
Robert F. Smith	41	Managing Principal, Vista Equity Partners, LLC	2003
Thomas Weatherford	57	Consultant; former Executive Vice President and Chief Financial Officer, Business Objects, Inc.	2004
David B. Wright	54	Executive Vice President, EMC Corporation and President, LEGATO Software Division	2001

      Except as set forth below, each of the directors has been engaged in his occupation set forth above during the past five years.

      Messrs. Ariko, Casey, Fogelsong and Smith comprise the Compensation Committee of the Board. Messrs. Peth, Rand, Weatherford and Wright comprise the Audit Committee of the Board. Messrs. Casey, Fogelsong and Peth comprise the Nominating Committee of the Board.

      Mr. Ariko has been a director since January 2002. Since November 2003, Mr. Ariko has been President and Chief Executive Officer of Mirapoint, Inc., a private company manufacturing messaging systems. From May 2001 to October 2003, he did independent consulting on software distribution strategies and operations. From January 2000, until it was acquired by Peregrine Systems in May 2001, he served as Chairman, Chief Executive Officer and President of Extricity, Inc., a provider of software for the management of inter-company transactions and workflow. Before joining Extricity, Mr. Ariko served as Senior Vice President of America Online, Inc., which had acquired Netscape Communications Corp., where he was Executive Vice President and Chief Operating Officer with primary responsibility for the enterprise software business since August 1998. From April 1994 to August 1998, Mr. Ariko was Executive Vice President in charge of the Americas operations for Oracle Corporation and was a member of the Executive Management Committee. Mr. Ariko is a member of the Board of Directors of Autonomy Systems Ltd. and Incyte Genomics, Inc.

      Mr. Casey has been a director since February 2001. He is currently a consultant on information technology strategy and operations. Prior to establishing his consulting business, Mr. Casey served as President and Chief Operating Officer of Exodus Communications, Inc. from June 2000 until April 2001. Prior to Exodus, Mr. Casey was Chief Technology Officer and President of U.S. Services of Wang Global, Inc. He joined Wang in October 1991 as a member of a turnaround management team. Mr. Casey previously held executive management positions at Lotus Development Corporation, Apple Computer, Inc. and International Business Machines Corporation.

      Mr. Fogelsong has been a director since September 1985. Since March 1989, Mr. Fogelsong has been a General Partner and Managing Director of Institutional Venture Partners, a venture capital investment firm. Between March 1980 and February 1989, Mr. Fogelsong was a venture capitalist with Mayfield Fund, a venture capital investment firm. Mr. Fogelsong is also a member of the Board of Directors of Concur Technologies, Inc.

      Mr. Peth has been a director since May 1992. Mr. Peth is currently the President and Chief Executive Officer of Business Resource Group, a provider of office workspace products and services. He has also served on the Board of Directors of Business Resource Group since June 1995. From April 1991 through March 1997, Mr. Peth served as an executive officer of TAB Products Company, an office filing and furniture systems manufacturer and distributor. He served on the Board of Directors of TAB from April 1991 through January 1997. From December 1989 to April 1991, Mr. Peth served as the Office Managing Partner, San Jose Region, for Deloitte & Touche LLP, a public accounting firm.

      Mr. Rand has been a director since January 2003 and has served as Interim Chairman of the Board of Directors since August 2003. Mr. Rand is currently Chairman and Chief Executive Officer of Equitant Limited, a provider of Order-to-Cash management services. From 1999 to 2001, Mr. Rand was the Chairman and Chief Executive Officer of The Avis Group following a thirty-year career with Xerox Corporation where he served most recently as Executive Vice President of Worldwide Operations. Mr. Rand also serves on the Board of Directors of AT&T Wireless Services, Abbott Laboratories, and Agilent Technologies.

      Mr. Smith has been a director since January 2003. Mr. Smith is the Managing Principal Partner of Vista Equity Partners, which he founded in 2000. From 1994 to 2000, Mr. Smith was Co-Head of the Enterprise Systems and Storage Business within the Technology Group for Goldman Sachs. Prior to that, he was the Technical Supervisor in the Food Service Division at Kraft General Foods, responsible for product, equipment and process development. Mr. Smith also currently serves on the boards of several privately held companies.

      Mr. Weatherford has been a director since January 2004. Mr. Weatherford recently retired as Executive Vice President and Chief Financial Officer of Business Objects S.A., a provider of business intelligence software, from 1997 to 2002. Mr. Weatherford has held senior financial positions at NETCOM On-Line Communication Services, Logitech, Texas Instruments, Schlumberger, and Tandem Computers. Mr. Weatherford also serves on the boards of ILOG S.A., Saba Software, Inc., Synplicity, Inc. and is affiliated with several private companies.

      Mr. Wright has been a director since February 2001. Since October 2003, Mr. Wright has served as an Executive Vice President of EMC Corporation, a provider of information storage systems, software, networks and services, and President of EMC’s Legato Systems Division. From October 2000 until its acquisition by EMC in October 2003, Mr. Wright served as President and Chief Executive Officer of Legato Systems, Inc. Mr. Wright joined Amdahl Corporation in 1987 as Vice President for Sales and Service in the Northeast region of the United States and served as its President and Chief Executive Officer from 1997 to 2000. Mr. Wright is a member of the Board of Directors of VA Software Corporation.

Executive Officers

      The names of our executive officers, their ages and certain other information about them as of January 30, 2004 are set forth below:

Name	Age	Position

Gary E. Barnett	50	President and Chief Executive Officer
Gary A. Wetsel	58	Executive Vice President, Finance, Chief Financial Officer, and Chief Administrative Officer
James J. Flatley	43	President, Worldwide Sales and Services

      Executive officers serve at the discretion of the Board of Directors.

      Mr. Barnett has served as our President and Chief Executive Officer since February 2004 and has served as an executive officer since April 2000. In August 2003, Mr. Barnett was appointed by the Board of Directors as our Interim President and Chief Executive Officer and in January 2004 was appointed by the Board of Directors as the President and Chief Executive Officer. He has previously served as Executive Vice President, Products and Chief Technology Officer, Executive Vice President eCRM Applications, Senior Vice President eCRM Applications, Vice President, Portal & Enterprise Applications Division and Vice President Portal Software Division. Prior to joining Aspect, Mr. Barnett was a founding engineer at Octel Communications. He left Octel to become a founding engineer at Aspect in 1985. In 1987, Mr. Barnett left Aspect to found and lead Prospect Software, Inc., a provider of computer-telephony integration products, and returned to Aspect in 1996 when it acquired Prospect.

      Mr. Wetsel has served as our Executive Vice President, Finance, Chief Financial Officer, and Chief Administrative Officer since April 2002. Prior to joining Aspect, Mr. Wetsel served as Chief Financial Officer at Zhone Technologies, a telecommunications vendor, from 2000 to 2002. From 1998 to 2000, Mr. Wetsel served as Chief Executive Officer of WarpSpeed Communications. From 1996 to 1998, Mr. Wetsel was Executive Vice President and Chief Operating Officer at Wyse Technology. Earlier, from 1994 to 1996, Mr. Wetsel was President, Chief Executive Officer, and Director of Borland International. Prior to joining Borland, Mr. Wetsel was Chief Financial Officer at Octel Communications from 1990 to 1994.

      Mr. Flatley has served as our President, Worldwide Sales and Services since April 2003. From July 1999 to April 2003, Mr. Flatley served as Vice President of Worldwide Field Operations at Plumtree Software, a provider of World Wide Web software solutions for enterprises. From March 1999 to June 1999, Mr. Flatley served as Vice President of Vertical Industry Sales at Siebel Systems. From November 1990 to January 1999, Mr Flatley served as Vice President of Americas Operations at Network Associates (previously Network General). From June 1988 to November 1990, Mr. Flatley was a Marketing and Sales Manager at AT&T. Prior to joining AT&T, Mr. Flatley was an Account Marketing Manager at IBM from September 1982 to June 1988.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of January 30, 2004 with respect to:

•	each selling shareholder,

•	each person who is known by us to beneficially own 5% or more of our common stock,

•	each of our directors,

•	each of our named executive officers, and

•	all of our directors and executive officers as a group.

      Percentages prior to the offering are based on 79,567,869 shares outstanding at January 30, 2004 and assume conversion of the Series B convertible preferred stock. Percentages after the offering also include an additional 2,700,000 shares of common stock issued by Aspect as well as 200,000 shares of common stock issued to Vista. Except as otherwise noted, the address of each person listed in the table is care of Aspect Communications Corporation, 1320 Ridder Park Drive, San Jose, California 95131-2312.

	Shares beneficially owned			Shares beneficially owned
	prior to the offering(1)			after the offering(1)
			Shares
Shareholder	Shares	Percent	Offered	Shares	Percent

Vista Equity Fund II, L.P.	22,222,222	27.9%	8,850,000	13,572,222(2)	16.5%
150 California Street, 19th Floor San Francisco, CA 94111
Columbia Wanger Asset Management, L.P.(3)	4,967,800	6.2%	—	4,967,800	6.0%
227 West Monroe Street, Suite 3000 Chicago, IL 60606
Institutional Venture Partners VII, L.P.	250,000	*	250,000	—	*
3000 Sand Hill Road Building 2, #290 Menlo Park, CA 94025
Barry M. Ariko(4)	13,500	*	—	13,500	*
Donald P. Casey(5)	41,370	*	—	41,370	*
Norman A. Fogelsong(6)	1,395,226	1.8%	250,000	1,145,226	1.4%
John W. Peth(7)	70,677	*	—	70,677	*
A. Barry Rand(8)	10,671	*	—	10,671	*
Robert F. Smith(9)	22,232,893	27.9%	8,850,000	13,582,893(2)	16.5%
Thomas Weatherford	—	—	—	—	—
David B. Wright(10)	35,780	*	—	35,780	*
Gary E. Barnett(11)	433,853	*	100,000	333,853	*
Gary A. Wetsel(12)	215,520	*	100,000	115,520	*
James J. Flatley	—	—	—	—	—
Beatriz V. Infante(13)	399,470	*	—	399,470	*
Rod Butters(14)	69,791	*	—	69,791	*
All directors and executive officers as a group (11 persons)(15)	24,449,490	30.7%	9,300,000	15,349,490(2)	18.6%

*	Less than one percent of our outstanding common stock.

(1)	Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

(2)	Assumes the issuance of 200,000 additional shares of common stock to Vista.

(3)	Columbia Wanger Asset Management, L.P., WAM Acquisition GP, Inc. and Columbia Acorn Trust together have voting and dispositive power over 4,967,800 shares owned. This information is based solely on information as of December 31, 2003, set forth in a Schedule 13G dated February 12, 2004, as filed by Columbia Wanger Asset Management, L.P. with the Securities and Exchange Commission.

(4)	Represents shares issuable pursuant to options that are exercisable by Mr. Ariko within 60 days of January 30, 2004.

(5)	Includes 22,500 shares issuable pursuant to options that are exercisable by Mr. Casey within 60 days of January 30, 2004.

(6)	Includes 1,124,226 shares held by the Fogelsong Family Trust. Also includes 250,000 shares held of record by Institutional Venture Partners, for which Mr. Fogelsong works as a venture capitalist, as to which Mr. Fogelsong disclaims beneficial ownership except to the extent of his pecuniary interest therein. Also includes 21,000 shares issuable pursuant to options that are exercisable by Mr. Fogelsong within 60 days of January 30, 2004.

(7)	Includes 21,000 shares issuable pursuant to options that are exercisable by Mr. Peth within 60 days of January 30, 2004.

(8)	Includes 6,000 shares issuable pursuant to options that are exercisable by Mr. Rand within 60 days of January 30, 2004.

(9)	Includes 6,000 shares issuable pursuant to options that are exercisable by Mr. Smith within 60 days of January 30, 2004. Also includes 22,222,222 shares of common stock held by Vista. Mr. Smith is the managing member of VEFIIGP, an entity which acts as the general partner for Vista and which entity may be deemed the beneficial owner of such shares of common stock. Mr. Smith disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(10)	Includes 22,500 shares issuable pursuant to options that are exercisable by Mr. Wright within 60 days of January 30, 2004.

(11)	Includes 344,853 shares issuable pursuant to options that are exercisable by Mr. Barnett within 60 days of January 30, 2004.

(12)	Includes 200,520 shares issuable pursuant to options that are exercisable by Mr. Wetsel within 60 days of January 30, 2004.

(13)	Includes 394,470 shares issuable pursuant to options that are exercisable by Ms. Infante within 60 days of January 30, 2004. Ms. Infante resigned as our Chairman, President and Chief Executive Officer in August 2003 and resigned from Aspect in October 2003. Ms. Infante shares voting and investment power with respect to 5,000 of these shares with her husband Sheldon Finkelstein.

(14)	Includes 69,791 shares issuable pursuant to options that are exercisable by Mr. Butters within 60 days of January 30, 2004. Mr. Butters resigned as our Group President, World Wide Market Development, Sales and Services in February 2003 and resigned from Aspect in March 2003.

(15)	Includes 657,873 shares issuable pursuant to options that are exercisable by all directors and executive officers within 60 days of January 30, 2004. Also includes shares beneficially owned by Vista (see footnote (9) above).

DESCRIPTION OF CAPITAL STOCK

Common Stock

      After this offering, there will be approximately 82,467,869 shares of our common stock outstanding, held of record by 1,056 shareholders, assuming no option exercises after January 30, 2004 and giving effect to the conversion of all outstanding shares of Series B preferred stock and the issuance of 200,000 shares of common stock to Vista. In addition, as of January 30, 2004, options to purchase 10,318,368 shares of common stock were outstanding.

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that upon giving the legally required notice, shareholders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. Under the terms of our credit agreement with Comerica Bank, our ability to pay dividends is contractually constrained during the term of that agreement. In addition, pursuant to the terms of our agreement with Vista, we are prohibited from paying cash dividends without the consent of Vista until such time as Vista owns less than 4.5 million shares of our common stock. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no redemption, preemptive, conversion or subscription rights. There are no sinking fund provisions applicable to the Common Stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

     Vista’s Contractual Rights

      Our agreement with Vista provides that, upon conversion of its Series B redeemable convertible preferred stock into common stock and until Vista holds less than 4,500,000 shares of the common stock issued to Vista upon such conversion, many significant corporate matters will continue to require Vista’s consent, including the issuance of additional capital stock, a sale of all or substantially all of our assets, the consummation of any transaction the result of which is that any person becomes the beneficial owner of more than fifty percent of our voting securities, the incurrence of certain indebtedness, a voluntary liquidation or dissolution, acquisitions by us of any material interest in any company, business or joint venture, the consummation of certain related party transactions by us, the execution by us of any agreement which restricts our right to comply with certain of our obligations to Vista, the approval of our annual budget or any material deviations from our annual budget, the declaration or payment of any dividends or distributions on our common stock, or a change in the compensation paid to, the termination of the employment of, or the replacement of, certain of our executive officers including our Chief Executive Officer. In addition, until Vista holds less than 4,500,000 shares of the common stock issued to Vista upon conversion, our agreement with Vista provides that Vista shall have the contractual right to nominate two directors.

Preferred Stock

      Our board of directors has the authority, without further action by our shareholders, to issue up to 1,850,000 shares of preferred stock, $0.01 par value, in one or more series. Our board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Series A Participating Preferred Stock Rights

     Issuance of Rights

      In May 1999, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of common stock. Each such right entitles the registered holder, under conditions described below, to purchase from us one one-thousandth of a share of Series A participating preferred stock, $0.01 par value, subject to adjustment, at a price of $80.00 per one-thousandth of a share, subject to adjustment. The description and terms of these rights are set forth in a Preferred Shares Rights Agreement dated as of May 11, 1999, as amended on December 12, 2001 and November 14, 2002 between us and BankBoston, N.A. as Rights Agent, or the Rights Agreement.

     Exercise and Transfer of Rights

      The rights described above are not exercisable until the distribution date, which is the earlier of: (a) the close of business on the tenth day (or such later date as may be determined by a majority of the board of directors) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock, or an acquiring person, or (b) the close of business on the tenth day (or such later date as may be determined by a majority of the board of directors) following the commencement of a tender offer or exchange offer, consummation of which would result in the beneficial ownership of 15% or more of our outstanding common stock by an acquiring person. Vista is not treated as an acquiring person so long as Vista owns no more than 34.9% of our common stock then outstanding. Additionally, Vista is not treated as an acquiring person as the result of our acquisition of our common stock which, by reducing the number of shares outstanding, increases the proportionate number of shares owned by Vista and its related entities to 34.9% or more of common stock then outstanding. These exemptions for Vista shall automatically terminate at the time at which Vista shall be the beneficial owner of less than 15% of our outstanding common stock.

      Until the distribution date or the earlier redemption, exchange or expiration of the rights described above, the surrender or transfer of any certificates for common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate.

      Following the distribution date, and until the occurrence of one of the subsequent events described below, holders of the rights described above will be entitled to receive, upon exercise and the payment of $80.00 per right, one one-thousandth of a share of preferred Series A participating preferred stock.

     Issuance of Rights Certificates and Expiration of Rights

      As soon as practicable following the distribution date, separate rights certificates will be mailed to holders of record of our common stock as of the close of business on the distribution date and such separate rights certificates alone will evidence the rights from and after the distribution date. Unless otherwise determined by the board of directors, all common stock issued prior to the distribution date will be issued with the rights described above. Common stock issued after the distribution date may be issued with such rights if such shares are issued (a) upon the exercise, conversion or exchange of securities issued after adoption of the Rights Agreement or (b) pursuant to the exercise of stock options or under any employee benefit plan or arrangement.

      Except as otherwise determined by the board of directors, no other common stock issued after the distribution date will be issued with the rights described above. In addition, no common stock issued after the distribution date will be issued with such rights if such issuance would result in or create a significant risk (a) of material adverse tax consequences to us or the person to whom such rights certificate would be issued or (b) that such options or plans would not qualify for otherwise available special tax treatment.

The rights will expire on May 11, 2009, unless this expiration date is extended or unless the rights are earlier redeemed or exchanged by us or expire upon consummation of certain mergers, consolidations or sales of assets, as described below.

     Exchange Provisions

      At any time after an acquiring person has become the beneficial owner of 15% or more of our outstanding common stock, and so long as the acquiring person beneficially owns less than 50% of our outstanding common stock, our board of directors may exchange the rights (other than rights beneficially owned by the acquiring person), in whole or in part, at an exchange ratio of one share of our common stock per right, subject to adjustment.

     Right to Buy Common Shares at Half Price

      In the event that a person acquires beneficial ownerships of 15% or more of our outstanding common stock, then each holder of a right not already exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise of such right, one share of our common stock. In the event that we do not have a sufficient number of shares of common stock available, or at the board’s discretion, we may, among other things, substitute cash, assets or other securities for the common stock into which the rights would have otherwise been exercisable.

     Right to Buy Acquiring Company Stock at Half Price

      Similarly, unless the rights above are earlier redeemed or exchanged, if, after the public announcement that an acquiring person has become the beneficial owner of 15% or more of our outstanding common stock, either (a) we consolidate with or merge into another entity, (b) another entity consolidates with or merges into us or (c) we sell or otherwise transfer 50% or more of our consolidated assets or earning power, then each holder of a right (other than rights beneficially owned by the acquiring person, which will thereafter be void) will have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a then current value equal to two times the purchase price, unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a permitted offer, in which case the rights will expire.

     Adjustments to Prevent Dilution

      The purchase price payable, the number of rights and the number of shares of Series A participating preferred stock, common stock or other securities or property issuable upon exercise of the rights described above are subject to adjustment from time to time to prevent dilution as set forth in the Rights Agreement. Generally, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

     Rights and Preferences of the Preferred Shares

      Shares of Series A participating preferred stock purchasable upon exercise of the rights described above will not be redeemable. Each shares of Series A participating preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Series A participating preferred stock will be entitled to a preferential liquidation payment equal to accrued but unpaid dividends plus the greater of $1,000 per share and 1,000 times the aggregate per share amount to be distributed to the holders of our common stock. Each share of Series A participating preferred stock will have 1,000 votes, voting together with the holders of our common stock, except as required by law or by the Certificate of Determination of Rights, Preferences and Privileges of Series A participating preferred stock. In the event of any merger, consolidation or other transaction in which our common stock is changed or exchanged, each share of Series A participating preferred stock will be entitled to receive 1,000 times the amount received per share of common stock.

These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Series A participating preferred stock, the value of the one one-thousandth interest in a share of Series A participating preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

     Redemption

      At any time prior to the close of business on the earlier of (a) the tenth day following the shares acquisition date or (b) the expiration date of the rights described above, we may redeem such rights in whole, but not in part, at a price of $0.01 per right.

     No Shareholders’ Rights Prior to Exercise

      Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder (other than any rights resulting from such holder’s ownership of our common stock), including, without limitation, the right to vote or to receive dividends.

     Amendment of Rights Agreement

      The provisions of the Rights Agreement may be supplemented or amended by the board of directors in any manner prior to the distribution date without the approval of rights holders. After the distribution date, the provisions of the Rights Agreement may be supplemented or amended by the board of directors in order to (i) cure any ambiguity, defect or inconsistency, (ii) make changes which are deemed necessary or advisable and do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or (iii) shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen (A) the time period governing redemption shall be made at such time as the rights are not redeemable, or (B) any other period unless for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of rights.

     Certain Anti-takeover Effects

      The rights described above may have the effect of rendering more difficult or discouraging an acquisition of us that is deemed undesirable by the board of directors. These rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

Registration Rights

      Vista is entitled to certain rights with respect to the registration of its shares under the Securities Act. These rights are provided under the terms of an agreement between us and Vista. Subject to limitations in the agreement, Vista may require us to use our best efforts to register the common stock held by Vista. Further, if we register any of our common stock, Vista is generally entitled to include its shares of our common stock in that registration. In these events, we are responsible for paying all registration expenses (including the reasonable fees of legal counsel for Vista), and Vista is responsible for paying all selling expenses associated with its sale of shares.

Nasdaq National Market Listing

      Our common stock is listed on The Nasdaq National Market under the symbol “ASPT”.

Transfer Agent

      The Transfer Agent and Registrar for our common stock is EquiServe Trust Company, N.A., and its address is 150 Royall Street, Canton, MA 02021.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                                                   , 2004, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, UBS Securities LLC and Banc of America Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
UBS Securities LLC
Banc of America Securities LLC
Thomas Weisel Partners LLC
Kaufman Bros., L.P.

Total	12,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      Vista has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,800,000 additional shares from it at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and the selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the discounts and commissions and estimated expenses that we and the selling shareholders will pay.

	Per Share		Per Share

	Without Over-	With Over-	Without Over-	With Over-
	allotment	allotment	allotment	allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus, except for grants of employee stock options to purchase shares of common stock under the plans existing on the date of this prospectus, issuances of shares of common stock pursuant to our employee stock plans; and the issuance of shares having a value of not more than $50 million as consideration for an acquisition provided the recipients agree to be bound by the foregoing lock-up agreement.

      Our executive officers, directors and the selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and UBS Securities LLC for a period of 90 days after the date of this prospectus.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

      Our shares of common stock are listed on The Nasdaq Stock Market’s National Market under the symbol “ASPT.”

      Certain of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchasers of our common stock until the time, if any, at which a stabilizing bid is made.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market’s National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more underwriters or selling group members participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders, will have no liability. In the case of an action for damages, we and the selling shareholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon by Heller Ehrman White & McAuliffe LLP, Menlo Park, California, counsel to Aspect. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

      The consolidated financial statements of Aspect Communications Corporation as of December 31, 2003 and 2002 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2003 and 2002 consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets.

      The consolidated financial statements for the year ended December 31, 2001 incorporated in the prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the restatement of the Company’s 2001 financial statements and a revision to its Statement of Financial Accounting Standards No. 123 pro forma calculation). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file annual, quarterly, current reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commissions’ Public Reference Room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by us with the Commission are hereby incorporated by reference in this Prospectus:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2003; and

(2) The description of our capital stock contained in our Registration Statements on Forms 8-A as filed with the Commission on March 22, 1990, June 25, 1999 and November 20, 2002 including any further amendment thereto or report filed for the purpose of updating such description.

      All reports and other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein, to the extent required, and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Gary A. Wetsel, Chief Financial Officer, Aspect Communications Corporation, 1320 Ridder Park Drive, San Jose, California 95131-2312 or by telephone at (408) 325-2200.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. The Registrant will bear no expenses in connection with any sale or other distribution by the Selling Shareholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the Prospectus included in this Registration Statement and up to $50,000 in fees of legal counsel to the Selling Stockholders. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee, the NASD filing fee and The Nasdaq National Market listing fee.

SEC registration fee		$32,679
NASD filing fee		$26,292
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses of Registrant		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including Selling Shareholder counsel fees)		*
Miscellaneous expenses		*

Total	$

*	To be filed by amendment

Item 15.	Indemnification of Directors and Officers.

      Section 317 of the California Corporations Code allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Article IV of the Registrant’s Articles of Incorporation and Article VI of the Registrant’s Bylaws provides for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law.

      In addition, the Registrant carries director and officer liability insurance.

      In connection with this offering, the Selling Shareholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the Selling Shareholders and contained herein.

Item 16.	Exhibits.

1	.1*	Form of Underwriting Agreement
4.1		Conversion Agreement between the Registrant, Vista Equity Fund II, L.P. and Vista Equity Partners, LLC dated February 13, 2004
4.4		Preferred Shares Rights Agreement dated May 11, 1999 (1)
4.5		Form of Amendment No. 3 to Preferred Shares Rights Agreement
5	.1†	Opinion of Heller Ehrman White & McAuliffe LLP
23	.1a	Independent Auditors’ Consent of KPMG LLP
23	.1b	Independent Auditors’ Consent of Deloitte & Touche LLP
23	.2†	Consent of Counsel (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-3)

*	To be filed by amendment

†	Previously filed

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 8-A filed June 25, 1999 as amended and described in the Form 8-A/A dated November 20, 2002

Item 17.	Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(3) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Aspect Communications Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on February 18, 2004.

ASPECT COMMUNICATIONS CORPORATION

BY:	/s/ GARY A. WETSEL

Gary A. Wetsel
Executive Vice President, Finance,
Chief Financial Officer, and
Chief Administrative Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary E. Barnett and Gary A. Wetsel, and each of them acting individually, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Gary E. Barnett	President and Chief Executive Officer (Principal Executive Officer)	February 18, 2004

/s/ GARY A. WETSEL Gary A. Wetsel	Executive Vice President, Finance, Chief Financial Officer, and Chief Administrative Officer (Principal Financial and Accounting Officer)	February 18, 2004

Barry Ariko	Director	February 18, 2004

* Don Casey	Director	February 18, 2004

* Norman A. Fogelsong	Director	February 18, 2004

Signature	Title	Date

* John W. Peth	Director	February 18, 2004

/s/ A. BARRY RAND A. Barry Rand	Interim Chairman of the Board of Directors	February 18, 2004

* Robert Smith	Director	February 18, 2004

* Thomas Weatherford	Director	February 18, 2004

David Wright	Director	February 18, 2004

* /s/ GARY A. WETSEL Gary A. Wetsel, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
4.1		Conversion Agreement between the Registrant, Vista Equity Fund II, L.P. and Vista Equity Partners, LLC dated February 13, 2004
4.4		Preferred Shares Rights Agreement dated May 11, 1999 (1)
4.5		Form of Amendment No. 3 to Preferred Shares Rights Agreement
5	.1†	Opinion of Heller Ehrman White & McAuliffe LLP
23	.1a	Independent Auditors’ Consent of KPMG LLP
23	.1b	Independent Auditors’ Consent of Deloitte & Touche LLP
23	.2†	Consent of Counsel (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-3)

*	To be filed by amendment

†	Previously filed

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 8-A filed June 25, 1999 as amended and described in the Form 8-A/A dated November 20, 2002